SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ending 7th February, 2012

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road,

Brentford,

Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 7th February, 2012	GlaxoSmithKline plc
(Registrant)

	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of
GlaxoSmithKline plc

PRESS RELEASE Fourth Quarter 2011

Issued: Tuesday, 7 February 2012, London, U.K

Unaudited Preliminary Results Announcement for the year ended 31 December 2011

GSK delivers continued underlying sales growth*, R&D progress and improving financial returns to shareholders

2011 underlying sales +4% (reported -3%); EPS before major restructuring* 114.1p; total dividends of 75p.

Results before major restructuring*
	2011			Q4 2011
	£m	CER%	£%	£m	CER%	£%
Turnover	27,387	(3)	(4)	6,978	(2)	(3)
Earnings per share	114.1p	>100	>100	28.4p	>100	>100

Total results

	2011			Q4 2011
	£m	CER%	£%	£m	CER%	£%
Turnover	27,387	(3)	(4)	6,978	(2)	(3)
Restructuring charges	590			200
Earnings per share	104.6p	>100	>100	25.2p	>100	>100

Summary
•	Group underlying sales growth of 4% reflecting portfolio breadth and mix:
	-	Pharmaceuticals and Vaccines +4% (Pharma +2%, Vaccines +11%) and Consumer Healthcare +5%
	-	Group sales growth driven by Emerging Markets (+15%), Japan (+28%) and Asia Pacific (+10%), offset by USA (flat) and Europe (-4%)
	-	2011 reported sales -3%; H2 2011 reported growth of 1% as headwinds diminish
	-	Sales of new products £2.5 billion +47%; 3 new products approved in 2011
•	Increasing R&D returns and pipeline progress:
	-	Data received for 9 of 15 Phase III assets highlighted at start of 2011
	-	4 products with sufficient data in-house to file in 2012; Relovair (COPD), Promacta (HepC), MEK, Qflu
	-	Rate of return on R&D spend now estimated to be ~12% (~11% in February 2010)
	-	DPU review complete; up to 30 new drugs expected to enter late-stage development in next 3 years
•	Continued focus on cost management and realisation of financial efficiencies:
	-	Operating profit before major restructuring £8.4 billion; operating margin excl. legal and OOI 29.0%
	-	Additional restructuring savings of £300 million identified; total annual benefits £2.8 billion by 2014
	-	2011 tax rate, excluding the impact of Quest disposal, reduced to 26.2%
•	Strong cash generation and enhanced returns to shareholders:
	-	Adjusted net cash inflow from operating activities (excluding legal) £7.7 billion
	-	£2.2 billion of shares bought back as part of long term programme
	-	Total 2011 dividends of 75p including ordinary dividend of 70p, +8% (Q4 21p, +11%) and supplemental dividend of 5p related to divestment of North American OTC brands in January 2012
•	Outlook for 2012:
	-	Expect underlying sales to translate to reported sales growth in 2012 (at CER)
	-	Phase III development expected to complete for 6 drugs and vaccines in 2012: Relovair (asthma), LABA/LAMA, albiglutide, BRAF, dolutegravir and Mosquirix
	-	Core* operating margin to begin to improve gradually from 2012
	-	Continued ordinary dividend growth and share buy-backs of £1-2 billion expected in 2012

The full results are presented under ‘Income Statement’ on pages 25 and 26.

*	For explanations of the measures ‘Results before major restructuring’, ‘CER growth’, ‘Adjusted net cash inflow from operating activities’ and ‘Underlying sales growth’, see pages 23 and 24. For an explanation of core see page 41.

CEO review	Group performance	Divisional performance	Research & development	Financial information

PRESS RELEASE

GSK’s strategic priorities

GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:

•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model

Chief Executive Officer’s review

Three and a half years ago, we set out to fundamentally change GSK to create a more balanced business capable of addressing the market challenges we face, delivering sustainable financial performance and providing new value to patients and consumers.

Our record in 2011 demonstrates that we are succeeding. During the year we delivered underlying sales growth of 4%, strong cash generation, significant R&D progress and we were able to increase shareholder returns through ordinary dividend growth of 8%, plus a supplemental dividend of 5p and £2.2 billion of share buy backs. In total, we distributed £5.6 billion in cash to shareholders in 2011 – an increase of 75% versus 2010.

As we go into 2012, we are mindful of the potential pressures we face given the current global political and economic environment. However we continue to expect to drive further shareholder returns as we seek to grow sales across our broadly based business and improve operational leverage and financial efficiency to deliver strong cash generation. We will also continue to invest appropriately in the business to generate sustainable and profitable sales growth, using strict returns criteria.

We expect further delivery from our R&D organisation in 2012. I am pleased to confirm that of the 15 late-stage drugs and vaccines we highlighted last year, we have received some or all of the data on nine of them. Most importantly, one has already filed and we have three more ready to file. In addition, our quadrivalent flu vaccine, which was not included in the 15, has progressed very quickly and will also file very shortly. We expect Phase III development programmes to complete for a further six assets and indications this year. All this comes with increasing signs that we can replenish our pipeline on an ongoing basis.

Underlying sales growth reflects portfolio breadth and mix

2011 sales growth on an underlying basis was broadly sourced, with good performances across all areas of our business: Pharmaceuticals (+2%), Vaccines (+11%) and Consumer Healthcare (+5%).

Inevitably there was some quarterly variability across the year. For example, the 1% underlying growth rate for the fourth quarter was particularly impacted by the phasing of vaccine sales during 2011 and by the comparison with a particularly strong vaccine sales performance during the fourth quarter of 2010.

Looking at 2011 overall, the transition we expected during the year in our reported sales performance is evident with sales down 6% in the first half and up 1% in the second half as the headwinds from the loss of sales of Avandia, Valtrex and flu pandemic products diminished.

This clearly reflects the changes we have made to create a more balanced business which is less vulnerable to generic pressures, particularly in the USA and Europe. In 2011, 38% of sales were generated outside of these markets and in total less than 22% of our sales were ‘white pills in western markets’, compared with approximately 40% in 2007.

This performance has been achieved despite continued economic pressures and political instability in Europe and certain emerging markets which have affected both consumer demand and government purchasing. Pricing pressure in Europe adversely impacted underlying growth in the region by approximately 5 percentage points (approximately £320 million) during 2011. We anticipate a similar impact in 2012. I will acknowledge here the resilience of our European management team in what is a very challenging environment.

In Emerging Markets, further pricing pressure can not be ruled out. However, as a result of organic investment and targeted bolt-on acquisitions we have completed, we continue to expect to deliver growth ahead of the market in the Emerging Market/Asia Pacific (EMAP) region.

GSK has established a broad portfolio of affordable international brands, across pharmaceuticals, vaccines and consumer products in Emerging Markets.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				2

PRESS RELEASE

This provides GSK with a strong competitive advantage and opportunity to unlock value through driving synergies across promotion, selling and distribution. Our ‘Rx/Cx collaborations’ in India, China, Mexico, and Turkey indicate that we can realise significant incremental sales and profit in emerging markets.

In Japan, our business had an outstanding year. This market is innovation-driven and GSK’s launch profile here is exceptional. In the last three years, our Japanese sales have grown by 35% and we have launched eight new products, including Cervarix which did especially well in 2011 following implementation of the national immunisation programme. In the next three years, we have the potential to launch more than 25 new product indications, including 10 new drugs and vaccines. This performance and outlook is directly attributable to the Japanese management team and their efforts have now brought Japan to the forefront of growth opportunities for the Group.

Like Japan, the USA is a pro-innovation environment. Here, GSK is now emerging from a period of substantial patent expirations and under the leadership of Deirdre Connelly, we have significantly re-shaped our business to resource new key growth areas, such as oncology, and rescale our presence in primary care. We have also redesigned our commercial organisation to align better with the changed payer environment. In 2011 reported sales in the first half were down 8% and in the second half were down 1%. We are confident our US business is now well placed to deliver improved performance.

Over the last two years GSK has delivered annual underlying sales growth of 4%. Whilst our environment remains challenging, we continue to expect underlying sales growth to translate to reported sales growth in 2012. As always, some quarterly sales volatility is inevitable as a result of the phasing of Vaccines tenders and government pricing initiatives. Reported sales for the year will obviously reflect the impact of any divestment of our non-core OTC brands.

Increasing R&D returns and pipeline progress

A key element of our strategy has been to improve R&D returns and productivity. We are now more confident than ever that we have the right model to achieve these improvements.

In 2011, GSK gained three new product approvals for Benlysta, Trobalt and Horizant. Since 2008, we have had 16 new drugs and vaccines approved in the USA, 11 of which were new molecular entities, which is more than any of our peers.

2011 was also an important year for pipeline visibility with data announced for nine late-stage medicines. We now have four medicines and vaccines ready to file during the year: Promacta for hepatitis C, Relovair for COPD, influenza quadrivalent vaccine, and our MEK inhibitor, a new potential treatment for melanoma, which I am pleased to confirm today has achieved its primary end point in Phase III.

Of course, we also saw some failure with the termination of otelixizumab in Type 1 diabetes, but overall the balance of ‘progression versus failure’ was positive for GSK.

In 2012, we expect to complete development programmes for another six late-stage assets and indications:. Relovair (asthma), LABA/LAMA, albiglutide, BRAF, dolutegravir and Mosquirix Relovair is the first of eight Phase IIb/III development programmes in the respiratory area. We are also pleased to confirm recruitment has completed for our LABA/LAMA Phase III programme. New Phase II data are now in-house and support our dose selection for the ongoing Phase III studies.

We remain focused on improving returns on investment in R&D. In 2010 we analysed the projected rate of return on the investment made in our recently launched and current late-stage pipeline. This showed a rate of return of approximately 11%. Using the same methodology, we have now calculated that our expected R&D rate of return has increased to 12%. This is very encouraging and reflects both the progress of our late-stage pipeline and the impact of targeted reductions in fixed R&D costs over the period. We are on track to deliver our long-term goal to improve returns to around 14%.

The formation of our DPU model (Discovery Performance Units) in 2008 was another key part of our strategy to drive greater efficiency in R&D. These units comprise 5-70 scientists, with each group focusing on one particular disease or pathway. Over the last three years, I have visited many of the DPUs and am very pleased with the energy, approach and productivity we are seeing from our scientists in these units.

As we planned, a board, comprising senior GSK R&D leaders and individuals from outside of the company operating in venture capital and Biotech/Pharma investment, has now completed performance and funding reviews for all of our DPUs. Our approach has been driven by assessments of potential returns on investment, scientific quality and opportunity. This has led to new investment allocations in Discovery research and as a result, four new DPUs have been created and three have been closed; of the remaining DPUs, six have received increased investment and five have had investment decreased.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				3

PRESS RELEASE

Based on the review, we expect to deliver up to 30 new assets into late-stage development’ (typically Phase IIb) over the next three years. This increase in productivity would mean GSK is moving towards sustainable replenishment of its late-stage pipeline, with no increase in cost. We will be providing more information on our DPUs at a ‘deep dive’ meeting for investors and analysts on 29 March.

Focus on cost management, operating leverage and financial efficiencies

In order to maximise the operating profit, earnings and cash generated from our sales growth we remain focused on managing our cost base and improving financial efficiency throughout the organisation. As we have previously said, we expect the core operating margin to begin to improve gradually in 2012 with further improvement over the next two to three years. Of course the rate and the extent of this will depend on the precise mix of our businesses and the delivery rate of our pipeline which will drive sales growth in high margin innovation-led markets.

In terms of cost management, we have identified further annual savings of approximately £300 million from the ongoing initiatives in our Operational Excellence cost reduction programme. This will bring the total annual savings expected in this programme to £2.8 billion by 2014 for additional costs of £350 million. So far, this programme has delivered £2.2 billion of annual savings.

We have also accelerated other contributions to profitability through financial efficiencies. During 2011, our tax rate, excluding the Quest disposal, reduced to 26.2% as we were able to align our global tax strategy with the changing shape of our business more quickly than originally planned. We continue to expect to reduce the Group’s core tax rate to approximately 25% by 2014 and to reduce our average overall net funding costs to below 6% by 2013.

Continued operational focus on cash generation and enhanced returns to shareholders

GSK continues to be highly cash generative. Before legal settlements, adjusted net cash inflow from operating activities was £7.7 billion in 2011 and adjusted free cash flow was £5.6 billion. Free cash flow was £4.1 billion.

As we look forward, we can expect free cash flow enhancement as cash charges for restructuring diminish and as the demand on cash to settle known legal matters reduces beyond 2012.

We continue to see significant opportunity to enhance cash conversion through our working capital programme. During 2011 we made progress in this area, reducing our cash conversion cycle from 221 to 210 days and working capital as a percentage of turnover from 23% to 21%.

We continue to allocate capital where it can deliver the best returns for our shareholders. Our commitment is to use free cash flow to support increasing dividends, share repurchases or, where returns are more attractive, bolt-on acquisitions.

In 2011 we returned all of our free cash flow and asset disposal proceeds to shareholders through a balance of dividend and share buy backs. We paid out £3.4 billion in dividends and we have announced an ordinary fourth quarter dividend of 21p, resulting in a full year ordinary dividend of 70p, up 8%.

During the year we also completed £2.2 billion of share repurchases as part of our long-term programme and based on current market conditions we are currently targeting repurchases of £1-2 billion shares in 2012.

Alongside both of these, we have also elected to return the net proceeds from the sale of our non-core North American OTC brands to shareholders through payment of a supplemental dividend of 5p. This will be paid with the fourth quarter ordinary dividend.

We are in active discussions with other potential buyers for the remaining non-core assets and we intend to return the net proceeds generated from the sale of these brands to shareholders.

In conclusion, I would like to thank all of GSK’s employees and the many partners we work with around the world for their outstanding contribution and support in helping deliver a very successful 2011 and creating the new opportunities we see for growth and performance in 2012 and beyond.

Sir Andrew Witty

Chief Executive Officer

Video interviews with GSK CEO, Sir Andrew Witty and CFO, Simon Dingemans discussing today’s results are available on www.gsk.com

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				4

PRESS RELEASE

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				5

PRESS RELEASE

Group performance

Group turnover by division, geographic region and segment

Group turnover by division

	2011			Q4 2011
	Reported turnover		Underlying turnover	Reported turnover		Underlying turnover
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Growth CER%
Pharmaceuticals	18,695	(1)	2	4,900	—	1
Vaccines	3,497	(19)	11	810	(18)	(3)

Pharmaceuticals and Vaccines	22,192	(4)	4	5,710	(3)	1
Consumer Healthcare	5,195	5	5	1,268	3	3

	27,387	(3)	4	6,978	(2)	1

Group turnover by geographic region

	2011			Q4 2011
	Reported turnover		Underlying turnover	Reported turnover		Underlying turnover
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Growth CER%
USA	8,687	(3)	—	2,251	—	1
Europe	8,271	(10)	(4)	2,058	(9)	(5)
Emerging Markets	5,323	9	15	1,349	6	8
Asia Pacific	1,793	7	10	444	7	9
Japan	2,318	1	28	630	8	12
Other	995	(15)	(6)	246	(21)	(11)

	27,387	(3)	4	6,978	(2)	1

Group turnover by segment

	2011			Q4 2011
	Reported turnover		Underlying turnover	Reported turnover		Underlying turnover
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Growth CER%
Pharmaceuticals and Vaccines
- USA	7,035	(5)	—	1,816	—	1
- Europe	5,767	(13)	(4)	1,445	(11)	(6)
- Emerging Markets	3,680	6	15	973	5	7
- Asia Pacific	1,244	5	9	313	4	7
- Japan	2,082	—	30	562	6	11
- ViiV Healthcare	1,569	1	1	402	1	1
- Other trading and unallocated pharmaceuticals	815	(16)	(5)	199	(24)	(12)

Pharmaceuticals and Vaccines	22,192	(4)	4	5,710	(3)	1
Consumer Healthcare	5,195	5	5	1,268	3	3

	27,387	(3)	4	6,978	(2)	1

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				6

PRESS RELEASE

Turnover – 2011

In 2011, reported turnover declined 3% and underlying turnover increased 4%, reflecting underlying growth across all three areas of the business – Pharmaceuticals, Vaccines and Consumer Healthcare. The breadth and mix of GSK’s product and geographic portfolio helped the Group to mitigate economic volatility during the year.

Reported Group turnover fell 3% to £27,387 million, with Pharmaceuticals and Vaccines down 4% (Pharmaceuticals down 1%, Vaccines down 19%) to £22,192 million and Consumer Healthcare sales up 5% to £5,195 million. Sales of pandemic related products, Avandia and Valtrex declined from £2,285 million in 2010 to £507 million in 2011. This had a significant adverse impact on reported Pharmaceuticals and Vaccines sales growth in all regions.

Underlying sales growth for the Group was 4%, with Pharmaceuticals up 2%, Vaccines up 11% and Consumer Healthcare up 5%. The underlying Pharmaceuticals growth reflected the contribution from new products, partly offset by generic competition to older products in the USA and Europe and the increased impact of European austerity measures. The full year incremental impact on sales of European austerity price cuts and US Healthcare Reform was approximately £315 million. The growth in underlying Vaccines sales primarily reflected strong performances from Cervarix, Synflorix and Rotarix. In Consumer Healthcare, strong growth in Oral healthcare and Nutritional healthcare was partly offset by flat OTC sales.

Group sales outside the USA and Europe accounted for 38% of turnover with underlying sales growth of 14% reflecting strong growth across all three businesses and geographic regions. Underlying growth in Emerging Markets was 15%, Asia Pacific 10% and Japan 28%. Underlying turnover in the USA was flat and fell 4% in Europe.

In the USA, Pharmaceuticals and Vaccines underlying turnover was flat, as the contribution from new products was offset by competition to older established products. In Europe, Pharmaceuticals and Vaccines underlying turnover declined by 4%, as a result of austerity price cuts and a mild flu season. In Emerging Markets, underlying growth of 15% was driven by relatively consistent Pharmaceuticals growth during the year (up 14%), in part reflecting Dermatology acquisitions made in 2010 and 2011, strong Vaccines growth (up 17%), with quarterly volatility due to tender phasing. Political and economic uncertainties impacted the performance in a number of territories in Emerging Markets. In Japan, the largest driver of the 30% growth was Cervarix, while in Asia Pacific, underlying growth of 9% principally came from Respiratory products and Vaccines. ViiV Healthcare sales grew 1%. Consumer Healthcare sales grew 5%, with declines in the USA of 1% and Europe of 2% reflecting difficult economic conditions, more than offset by consistent strong growth in the Rest of World markets of 14%.

Turnover – Q4 2011

In Q4 2011, reported turnover declined 2% and underlying turnover grew 1%, reflecting growth in Pharmaceuticals and Consumer Healthcare, partly offset by a decline in Vaccines.

Total Group turnover for Q4 2011 decreased 2% to £6,978 million, with Pharmaceuticals and Vaccines turnover down 3% to £5,710 million (Pharmaceuticals flat at £4,900 million and Vaccines down 18% to £810 million). Consumer Healthcare sales increased 3% to £1,268 million. The decline in sales of pandemic related products, Avandia and Valtrex had a negative impact on reported Pharmaceuticals and Vaccines sales growth in all regions in the quarter. Sales of these products declined from £317 million in Q4 2010 to £127 million in Q4 2011.

Underlying sales growth for the Group was 1% in the quarter, with Pharmaceuticals up 1% and Consumer Healthcare up 3% partly offset by a decline in Vaccines (down 3%). The underlying Pharmaceuticals growth reflected the contribution from new products, partly offset by generic competition to older products in the USA and Europe and the increased impact of European austerity measures. European austerity price cuts and US Healthcare Reform measures together reduced Group sales by approximately £85 million in the quarter. The decline in underlying Vaccines sales reflected the phasing of shipments, particularly Cervarix in Japan and tenders in Emerging Markets, some reductions in tender volumes and comparison with a strong quarter in Q4 2010. Consumer Healthcare growth reflected continuing strong growth in developing markets, partly offset by declines in the more developed markets.

In the quarter, Group sales outside the USA and Europe accounted for 38% of turnover and underlying growth was 7% reflecting growth across all three businesses in Japan and Asia Pacific. Underlying turnover in the USA grew 1% but declined 5% in Europe.

In the USA, Pharmaceuticals and Vaccines underlying turnover growth was 1%. In Europe, Pharmaceuticals and Vaccines underlying turnover declined 6%, reflecting ongoing austerity price cuts. Emerging Markets grew 7%; Pharmaceuticals grew in line with the year-to-date performance but Vaccines declined due to tender phasing and comparison with a strong quarter in Q4 2010. Japan grew 11%, again driven by Cervarix, while Asia Pacific grew 7%, principally due to Respiratory products and Vaccines. Consumer Healthcare in both the USA and Europe reflected difficult economic conditions, while the Rest of World markets grew in line with year-to-date performance.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				7

PRESS RELEASE

Operating profit and margin – before major restructuring

Group operating profit

	2011			Q4 2011
	£m	% of turnover	Growth CER %	£m	% of turnover	Growth CER %
Turnover	27,387	100	(3)	6,978	100	(2)
Cost of sales	(7,259)	27	(2)	(1,876)	27	(3)
Selling, general and administration	(8,429)	31	(31)	(2,064)	30	(50)
Research and development	(3,912)	14	—	(1,099)	16	2
Other operating income
- royalty income	309			91
- other	301			49

Operating profit	8,397	31	65	2,079	30	>100

Earnings per share	114.1p		>100	28.4p		>100

Group operating profit by division

	2011			Q4 2011
	£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
Pharmaceuticals	6,981	37	2	1,791	37	5
Vaccines	1,106	32	(39)	160	20	(34)

Pharmaceuticals and Vaccines	8,087	36	(7)	1,951	34	—
Consumer Healthcare	1,123	22	8	271	21	(6)

	9,210	34	(5)	2,222	32	(1)
Corporate & other unallocated costs	(813)		(82)	(143)		(92)

Operating profit	8,397	31	65	2,079	30	>100

Group operating profit by segment

	2011			Q4 2011
	£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
Pharmaceuticals and Vaccines
- USA	4,866	69	1	1,274	70	4
- Europe	3,183	55	(16)	795	55	(12)
- Emerging Markets	1,151	31	(3)	340	35	6
- Asia Pacific	567	46	7	146	47	15
- Japan	1,246	60	(6)	324	58	—
- ViiV Healthcare	824	53	(2)	173	43	(19)
- Pharmaceutical R&D	(2,954)		(3)	(813)		(1)
- Other trading and unallocated pharmaceuticals	(796)	(98)	1	(288)	(>100)	(16)

Pharmaceuticals and Vaccines	8,087	36	(7)	1,951	34	—

Consumer Healthcare	1,123	22	8	271	21	(6)
Corporate & other unallocated costs	(813)		(82)	(143)		(92)

Operating profit	8,397	31	65	2,079	30	>100

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				8

PRESS RELEASE

Operating profit before major restructuring – 2011

Operating profit before major restructuring was £8,397 million, a 65% increase in CER terms over 2010, as a result of lower legal costs in 2011.

Excluding legal costs of £157 million (£4,001 million in 2010), operating profit was £8,554 million, 5% below last year. The operating profit margin excluding legal charges and other operating income fell by 1.4 percentage points to 29.0% (2010: 30.4%). This decline resulted from the loss of sales of the higher margin pandemic related products, Avandia and Valtrex, adverse regional mix, austerity price cuts and the introduction of the US Healthcare Reform levy, and continuing investment in growth businesses and new product launches, partly offset by ongoing cost savings, including from the Operational Excellence programme.

Cost of sales increased to 26.5% of turnover (2010: 26.1%). This reflected the impact of the reduction of higher margin sales of pandemic related products, Avandia and Valtrex, together with the effect of regional mix and the impact of US Healthcare reform and European austerity price cuts. These adverse impacts were partially offset by lower inventory write-offs and greater savings from the Operational Excellence programme.

SG&A costs were 30.8% of turnover compared with 43.6% in 2010. Excluding legal costs of £157 million (£4,001 million in 2010), SG&A costs were 30.2% of turnover, 0.7 percentage points higher than in 2010. This reflected the impact of the reduction in sales of pandemic related products, Avandia and Valtrex and the US Healthcare Reform levy of £100 million, and continuing investment in growth businesses and new product launches, partly offset by ongoing cost savings, including from the Operational Excellence programme.

R&D expenditure was flat at £3,912 million (14.3% of turnover) compared with £3,964 million in 2010 (14.0% of turnover), reflecting efficiency savings and lower intangible asset impairments offset by increased investment in the late-stage pipeline.

Other operating income was £610 million (2010: £493 million) primarily comprising royalty income of £309 million (2010: £296 million) and profits on asset disposals of £355 million (2010: £244 million) partly offset by equity investment impairments of £78 million (2010: £65 million).

Operating profit before major restructuring – Q4 2011

Operating profit before major restructuring was £2,079 million, compared with an operating loss of £37 million in Q4 2010, which was distorted by legal charges. Excluding legal charges, operating profit increased 1% to £2,155 million as ongoing cost savings and higher other operating income more than offset the sales decline. The operating profit margin excluding other operating income and legal charges was 28.9% (Q4 2010: 27.9%). Despite the decline in reported turnover, the operating margin in the quarter improved as a result of lower cost of sales as a percentage of turnover and continuing investment in growth businesses and new product launches, being offset by ongoing cost savings, including from the operational excellence programme.

Cost of sales decreased to 26.9% of turnover (Q4 2010: 27.5%). This primarily reflected manufacturing cost savings, partly offset by US and European austerity price cuts. However this percentage of turnover was higher than in the first three quarters of the year as a result of movements in mix and the phasing of write-offs and cost savings.

SG&A costs were 29.6% of turnover compared with 59.6% in Q4 2010. Excluding legal charges of £76 million (£2,165 million in 2010), SG&A costs were 1 percentage point lower in Q4 2011 than in Q4 2010. This reflected ongoing cost savings, partly offset by continued investment in growth markets and the impact of the US Healthcare Reform levy of £25 million in Q4 2011.

R&D expenditure grew 2% to £1,099 million (15.7% of turnover) compared with £1,083 million in Q4 2010 (15.0% of turnover). This reflected the phasing of project expenditure and increased investment in the late-stage pipeline partly offset by efficiency savings and lower intangible asset impairments.

Other operating income was £140 million (Q4 2010: £118 million) primarily comprising royalty income of £91 million (Q4 2010: £74 million) and a number of small product disposals.

Restructuring programme

The current Operational Excellence restructuring programme delivered £2.2 billion of annual savings in 2011, and remains on track to deliver the full annual savings of £2.5 billion by 2012. In addition, further annual savings of £300 million from the ongoing initiatives have been identified and will cost an additional £350 million, the majority of which will be recorded by the end of 2013. The programme is now expected to deliver £2.8 billion of annual savings by 2014.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				9

PRESS RELEASE

Net income and earnings per share before major restructuring – 2011

Net finance expense fell slightly to £707 million from £712 million in 2010. This reflected relatively stable levels of net debt as the Group’s strong cash generation funded share repurchases of £2.2 billion and increased dividend payments.

The pre-tax profit on the disposal of interests in associates was £585 million (£246 million after tax), reflecting the disposal of the remaining shares in Quest Diagnostics.

Tax on profit before major restructuring charges amounted to £2,354 million and represented an effective tax rate of 28.4% (2010: 34.3%). Excluding the impact of the tax on the disposal of the Quest shares, the tax rate was approximately 26.2%, and benefited from early realisation of some of the Group’s tax strategies, in line with the objective of reducing the Group’s core tax rate to around 25% by 2014. In 2012, we expect the core tax rate to be around 26% (2011: 25.9%) – see page 41.

EPS before major restructuring for the year was 114.1p compared with 53.9p in 2010. Excluding legal charges, EPS declined 2.5% in CER terms and 3.3% in sterling terms.

Net income and earnings per share before major restructuring – Q4 2011

Net finance expense fell slightly to £174 million from £182 million in Q4 2010.

The tax on profit before major restructuring charges amounted to £463 million and represented an effective tax rate of 24.3% (Q4 2010: 69.4%), which benefited from the early realisation of some of the Group’s tax strategies.

EPS before major restructuring for the quarter was 28.4p compared with a 7.5p loss per share in Q4 2010. Excluding legal charges, EPS increased 3% in CER terms and 4% in sterling terms.

Currency impact

The 2011 results are based on average exchange rates, principally £1/$1.61, £1/€1.15 and £1/Yen 128. Comparative exchange rates are given on page 39. The period end exchange rates were £1/$1.55, £1/€1.20 and £1/Yen 120. If exchange rates were to hold at these period end rates for the rest of 2012 and there were no exchange gains or losses, the estimated positive impact on 2012 sterling core EPS would be approximately 2%.

Total operating profit and earnings per share

Operating profit after restructuring for 2011 was £7,807 million compared with £3,783 million in 2010. This included £590 million of restructuring charges (2010: £1,345 million): £73 million was charged to cost of sales (2010: £187 million), £397 million to SG&A (2010: £665 million), £97 million to R&D (2010: £493 million) and £23 million to other operating income (2010: £nil). EPS after restructuring was 104.6p compared with 32.1p in 2010.

Operating profit after restructuring for Q4 2011 was £1,879 million compared with an operating loss of £320 million in Q4 2010. This included £200 million of restructuring charges (Q4 2010: £283 million): £19 million was charged to cost of sales (Q4 2010: £97 million), £162 million to SG&A (Q4 2010: £172 million) and £4 million credited to R&D (Q4 2010: £14 million charge). EPS after restructuring was 25.2p compared with a loss of 13.6p per share in Q4 2010.

Core performance

As previously announced, a number of changes to the way GSK reports, including the transition to a core basis of reporting, will be introduced in 2012. The Group’s core results for the full year and Q4 2011 are as follows.

	2011	Q4 2011
Turnover (£m)	27,387	6,978
Core operating profit (£m)	8,803	2,264
Core operating margin (%)	32.1%	32.4%
Core earnings per share (p)	115.5p	31.2p

A reconciliation from total results to core results for 2011 is given on page 42.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				10

PRESS RELEASE

Cash generation and conversion

Cash flow and net debt

	2011	Q4 2011	2010
Net cash inflow from operating activities (£m)	6,250	2,146	6,797
Adjusted net cash inflow from operating activities* (£m)	7,716	2,358	8,844
Free cash flow* (£m)	4,141	1,366	4,486
Adjusted free cash flow* (£m)	5,607	1,578	6,533
Free cash flow growth (%)	(8)%	87%	(15)%
Free cash flow conversion* (%)	104%	120%	130%
Net debt (£m)	9,003	9,003	8,859

*	Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 24.

Working capital

	31 December 2011	30 September 2011	30 June 2011	31 March 2011	31 December 2010
Working capital conversion cycle* (days)	210	227	236	241	221
Working capital percentage of turnover (%)	21	24	25	25	23

*	Working capital conversion cycle is defined on page 24.

The net cash inflow from operating activities for the year was £6,250 million (2010: £6,797 million). Excluding legal settlements of £1,466 million (2010: £2,047 million), the adjusted net cash inflow from operating activities was £7,716 million (2010: £8,844 million), a 13% decrease in sterling terms over 2010. This reflected the lower contributions from pandemic related products, Avandia and Valtrex in the year and a lower reduction in working capital compared with 2010, partly offset by lower restructuring payments and lower tax payments.

Working capital reduced by £477 million in 2011 compared with a reduction of £1,297 million in 2010. (The reduction in 2010 was boosted by approximately £600 million of cash related to pandemic receivables). Working capital conversion cycle reduced by 11 days as a result of lower receivables and higher payables.

Free cash flow was £4,141 million. Excluding legal settlements, adjusted free cash flow was £5,607 million (2010: £6,533 million), the decline reflecting lower contributions from pandemic related products, Avandia and Valtrex and a lower reduction in working capital compared with 2010 partly offset by lower restructuring payments and lower tax payments. These factors also affected free cash flow conversion. Adjusting for these factors and legal payments, free cash flow conversion was 110%, broadly similar to 2010 (113%).

The free cash flow, together with asset disposal proceeds of £1,449 million, enabled the Group to pay dividends (including distributions to non-controlling interests) of £3.6 billion, and spend £2.2 billion on repurchasing shares. At 31 December 2011, net debt was £9.0 billion, comprising gross debt of £14.9 billion and cash and liquid investments of £5.9 billion. At 31 December 2011, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2,698 million with loans of £1,611 million repayable in the subsequent year.

In the quarter, net cash inflow from operating activities was £2,146 million, and adjusted net cash inflow from operating activities (excluding legal settlements), was £2,358 million, up 7% in sterling terms, primarily benefiting from the timing of tax payments. After paying dividends to shareholders and non-controlling interests of £812 million and making share repurchases of £365 million, net debt decreased by £494 million.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				11

PRESS RELEASE

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions. The company has also stated that it intends to use the net proceeds from the disposals of its non-core OTC brands to fund increased returns to shareholders.

Quarterly dividends

The Board has declared a fourth interim dividend of 21 pence per share (Q4 2010: 19 pence). This brings the total ordinary dividend for the year to 70 pence per share (2010: 65 pence).

Supplemental dividend

The Board has also declared a supplemental interim dividend of 5 pence per share related to the disposal of certain non-core OTC brands in North America, which was completed on 31 January 2012, to be paid at the same time as the fourth interim dividend.

Payment of dividends

The equivalent total of interim and supplemental dividends receivable by ADR holders is 82.1340 cents per ADS based on an exchange rate of £1/$1.5795. The ex-dividend date will be 15 February 2012, with a record date of 17 February 2012 and a payment date of 12 April 2012.

	Paid/ payable	Pence per share	£m
2011
First interim	7 July 2011	16	814
Second interim	6 October 2011	16	809
Third interim	5 January 2012	17	847
Fourth interim	12 April 2012	21	1,040

		70	3,510
Supplemental interim	12 April 2012	5	248

		75	3,758

2010
First interim	8 July 2010	15	764
Second interim	7 October 2010	15	759
Third interim	6 January 2011	16	816
Fourth interim	7 April 2011	19	967

		65	3,306

Share repurchases

During the quarter, GSK repurchased 26.4 million shares (£365 million), bringing the total for the year to 169.2 million shares (£2,191 million). GSK intends to make further repurchases of £1-2 billion in 2012 where this use of funds delivers an attractive return.

The weighted average number of shares for 2011 was 5,028 million and for Q4 2011 was 4,962 million.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				12

PRESS RELEASE

Divisional performance

Pharmaceutical sales summary

	2011		Q4 2011
	£m	CER%	£m	CER%
Respiratory	7,298	2	1,957	3
Anti-virals	807	(27)	195	(15)
Central nervous system	1,721	(2)	446	(1)
Cardiovascular and urogenital	2,740	8	719	4
Metabolic	362	(47)	103	(5)
Anti-bacterials	1,390	1	355	(1)
Oncology and emesis	693	2	182	8
Dermatology	1,087	1	266	(5)
ViiV Healthcare (HIV)	1,569	1	402	1
Other	1,028	4	275	(9)

	18,695	(1)	4,900	—

In the full year, turnover declined 1%, with growth in Cardiovascular and urogenital, Respiratory, Dermatology, Anti-bacterials, HIV and Oncology and emesis, more than offset by declines in Metabolic, Anti-virals and Central nervous system.

Pharmaceutical sales growth in the quarter arose in several therapy areas, including Cardiovascular and urogenital, Respiratory, HIV, Oncology and emesis, offset by declines in Anti-virals, Dermatology, Central nervous system, Metabolic and Anti-bacterials.

Respiratory

2011 (£7,298 million; +2%)

In the full year Respiratory sales growth of 2% arose from strong performances in Japan, Emerging Markets and Asia Pacific. Seretide/Advair sales were flat as growth in Japan and Asia Pacific offset small declines in the USA and Europe. In addition, Ventolin grew 17% to £602 million and Avamys/Veramyst sales were up 24% to £241 million.

In the USA, sales of Advair were £2,475 million, down 1% which was in line with estimated underlying growth for the year (6% volume decline partly offset by 5% positive impact of price and mix). In the USA, Flovent grew 8% to £447 million and Ventolin grew 39% to £239 million.

In Europe, Respiratory sales were down 2%. Seretide sales were down 2% at £1,580 million as the impact of price reductions by European governments offset volume increases.

In Emerging Markets, Respiratory sales grew 8%, with growth in many products in the portfolio. Seretide sales were flat at £317 million as volume growth was offset by the continuing impact of price cuts, particularly in Russia and Turkey.

Q4 2011 (£1,957 million; +3%)

In the quarter, Respiratory sales increased 3%, as growth in the USA, Emerging Markets and Asia Pacific offset declines in Europe and Japan. Seretide/Advair sales increased 2%, primarily as a result of the 4% growth in the USA. In addition, Ventolin sales increased 23% to £171 million. Flixotide/Flovent sales increased 7% to £232 million and Avamys/Veramyst grew 12% to £55 million. Reported growth in the quarter benefited from the net impact of wholesaler and retailer stocking patterns in the USA.

In the USA, reported sales of Advair increased 4% to £682 million. On an underlying basis, sales for the quarter grew approximately 1% (7% volume decline offset by 8% positive impact of price and mix). The three percentage point difference between underlying and reported growth is primarily due to the variations in wholesaler and retailer stocking patterns.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				13

PRESS RELEASE

Flovent maintained its strong position as the clear leader in the US single agent inhaled corticosteroid market and grew 17% to £134 million, boosted by the net impact of variations in wholesaler and retailer stocking patterns. Excluding these factors, US sales for the quarter grew approximately 10% (4% volume plus 6% positive impact of mix and price).

The ICS/LABA combination market in the USA (which includes Advair) declined approximately 2% in Q4 2011 compared with Q4 2010, which was caused in part by new FDA labelling, implemented in 2010, required for all ICS/LABA combinations. Overall, the company has maintained its clear leadership position in the overall ‘controller’ class (LABA, ICS and anti-cholinergic products) despite new competition (combined market share of Advair and Flovent 50% in Q4 2011 compared with 52% in Q4 2010). Overall prescription volume in the controller class was flat in the quarter compared with Q4 2010. (All market growth and share data based on IMS Health data.)

In the USA, Ventolin, the only rescue inhaler with a dose counter, delivered sales of £72 million, up 49%. Reported growth in Q4 2011 reflected the impact of significant retailer destocking that occurred in Q4 2010 (reported growth was flat in Q4 2010). Excluding this, sales for the quarter grew approximately 16% (level volume and 16% positive impact of price and mix).

European Respiratory sales were down 5% in the quarter reflecting the impact of price cuts and a relatively mild winter. Seretide sales were also down 5% to £390 million primarily reflecting the impact of price cuts.

In Emerging Markets, Respiratory sales grew 13% in the quarter, with growth across all products in the portfolio. Seretide grew 5% to £85 million in the region as strong volume growth more than offset the impact of price cuts in Russia and Turkey.

Anti-virals

2011 (£807 million; -27%)

Sales growth for the full year was impacted by lower sales of Relenza (down 79% to £27 million) compared with significant sales in 2010 related to pandemic flu. In addition, Valtrex sales continued to decline as a result of generic competition in the USA and Europe (down 38% to £339 million). Sales of Zeffix grew 1% to £237 million with strong growth in Emerging Markets being offset by small declines in most other markets.

Q4 2011 (£195 million; -15%)

Valtrex sales continued to decline as a result of generic competition in the USA and Europe (down 23% to £76 million). In addition, sales growth in the quarter was impacted by lower sales of Relenza (down 55% to £4 million) compared with Q4 2010. Sales of Zeffix were down 14% to £56 million largely as a result of a decline in Emerging Markets.

Central nervous system

2011 (£1,721 million; -2%)

Central nervous system performance was primarily impacted by a decline in Seroxat/Paxil sales (down 13% to £435 million), partially offset by Lamictal sales growth (up 8% to £536 million) benefiting from growth in Japan where product sales more than doubled to £41 million and a continuing strong performance of Lamictal XR in the USA.

Q4 2011 (£446 million; -1%)

Central nervous system performance was primarily impacted by a decline in Seroxat/Paxil (down 13% to £116 million) and Requip (down 13% to £52 million) partly offset by growth of Lamictal (up 9% to £141 million), principally reflecting strong growth in both the USA and Japan.

Cardiovascular and urogenital

2011 (£2,740 million; +8%)

Growth was primarily driven by the Avodart franchise, up 20% to £748 million, driven by the launches of the new combination product Duodart/Jalyn in the USA and Europe and of Avodart in Japan, and Lovaza, up 12% to £569 million. Volibris sales more than doubled to £97 million, while Arixtra declined 7% to £276 million as a result of the start of generic competition in the USA in Q3 2011.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				14

PRESS RELEASE

Q4 2011 (£719 million; +4%)

The Avodart franchise grew 17% to £206 million in the quarter with growth driven by a strong contribution from the ongoing launches of the new combination product Duodart/Jalyn in the USA and Europe and of Avodart in Japan. Lovaza grew 10% to £158 million in the quarter, while Arixtra sales declined 30% as a result of generic competition in the USA.

Metabolic

2011 (£362 million; -47%)

The decline in Metabolic sales primarily reflected the loss of sales of Avandia. In addition, sales of Boniva were negatively impacted by the termination of co-promotion agreements in certain European countries.

Q4 2011 (£103 million; -5%)

The decline in Metabolic sales reflected the loss of sales of Avandia.

Anti-bacterials

2011 (£1,390 million; +1%)

Anti-bacterial sales grew 1% to £1,390 million with growth in the category led by sales of Augmentin in Emerging Markets (up 11% to £311 million). The category was held back by austerity price cuts and the mild flu season in the northern hemisphere.

Q4 2011 (£355 million; -1%)

Anti-bacterial sales fell 1% to £355 million as growth in Emerging Markets (up 19% to £181 million) was offset by lower sales in Europe (down 18% to £123 million), as a result of austerity price cuts and the mild flu season.

Oncology and emesis

2011 (£693 million; +2%)

Sales for the full year grew 2% supported by strong growth from new products Votrient, Promacta/Revolade and Arzerra which together more than doubled to £219 million.

Votrient has achieved an 18% total prescription share in the US advanced renal cell carcinoma market. Head-to-head data in 2012 from an event-driven study comparing Votrient to the current market leader, Sutent (which has a market share of approximately 50%) is expected in 2012. Votrient is also under regulatory review in the USA and Europe for a new indication in soft-tissue sarcoma.

Ongoing launches of Promacta/Revolade continued throughout 2011 as sales outside the USA grew from £6 million in 2010 to £43 million in 2011. Sales in the USA grew 36% to £32 million.

The strong performances of the new oncology products were partly offset by the impact of generic competition in the USA to Hycamtin which was down 92% and the continued decline of Zofran which fell 12% to £83 million.

Q4 2011 (£182 million; +8%)

Sales of new products Votrient, Promacta/Revolade and Arzerra together more than doubled to £67 million in the quarter. Growth from these products was partly offset by the impact of generic competition to Hycamtin in the USA where it declined 79% to £2 million.

Tykerb/Tyverb sales were flat at £59 million compared with a strong Q4 2010 which grew 23%.

Arzerra grew 33% to £8 million in the USA where it currently has an indication for certain refractory patients with chronic lymphocytic leukemia (CLL). Phase III studies for Arzerra in first line and refractory CLL and non-Hodgkins lymphoma are ongoing.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				15

PRESS RELEASE

Dermatology

2011 (£1,087 million; +1%)

Reported growth in the full year benefited from the addition of sales from businesses acquired in Q4 2010 and Q1 2011 but this was offset by the effect of the disposal of Zovirax in North America in Q1 2011. Excluding these factors, growth in the category was 1%, as growth in Emerging Markets (which is benefiting from ongoing launches of Stiefel products in new markets) offset the impact of price cuts in Europe and generic competition to Evoclin in the USA.

Q4 2011 (£266 million; -5%)

Reported growth for the quarter benefited from the addition of sales from a business acquired in Q1 2011 but was negatively impacted by the effect of the disposal of Zovirax in North America. Excluding these factors, sales in the category declined 2%, as growth in Emerging Markets (which is benefiting from ongoing launches of Stiefel products into new markets) was offset by the impact of generic competition to Evoclin in the USA and a temporary supply interruption in the USA that has now been resolved.

ViiV Healthcare (HIV)

2011 (£1,569 million; +1%)

ViiV Healthcare sales grew 1%, with USA up 4%, Europe down 3%, Emerging Markets up 9% and Rest of World down 4%. Full year growth was primarily driven by Epzicom/Kivexa (up 12% to £617 million) and Selzentry (up 39% to £110 million) partly offset by a decline in the mature portfolio (down 8% to £842 million).

The Epzicom/Kivexa sales growth was driven by strong performance in the USA and Europe. In the USA sales of Epzicom were £230 million, up 14% reflecting a relatively equal mix of volume and price growth. The volume growth in Europe benefited from an improved positioning in regional and local guidelines. Kivexa continued to grow in Japan and a number of developing markets including Asia Pacific and Mexico.

The Selzentry sales growth was primarily driven by an increase in market share. In the USA, sales were £45 million, up 38% and in Europe sales were £51 million, up 24%.

The decline in the mature portfolio (including Combivir which declined 10% to £322 million) was primarily driven by a decline in the western markets as a result of newer treatment options.

Q4 2011 (£402 million; +1%)

ViiV Healthcare sales grew by 1%, with USA up 10%, Europe down 3%, Emerging Markets down 17% and Rest of World up 11%. Sales growth in Epzicom/Kivexa (up 17% to £170 million) and Selzentry (up 50% to £33 million) offset a 14% decline in the mature portfolio.

The Epzicom/Kivexa sales growth reflects strong performances in both the USA and Europe.

Reported US sales growth for ViiV in the quarter of 10% (to £176 million) benefited from variations in wholesaler stocking patterns in both 2010 and 2011. ViiV began to encounter generic competition in the USA at the end of Q4 to two of its products, Combivir and Epivir.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				16

PRESS RELEASE

Vaccines sales

	2011		Q4 2011
	£m	CER%	£m	CER%
Total Vaccines sales	3,497	(19)	810	(18)

Vaccines sales, excluding pandemic related products	3,479	11	802	(3)

2011 (£3,497 million, -19%)

The loss of flu pandemic vaccine sales in the year resulted in a decline in reported vaccines sales of 19% to £3,497 million. Excluding the effect of the flu pandemic vaccine sales, underlying sales grew by 11% reflecting the growth of Cervarix, Synflorix and Rotarix partly offset by lower sales of the Hepatitis franchise and Infanrix and the impact of changes to the Pharmacopeia in China. Underlying Vaccine sales grew strongly in all regions, except for Europe where sales declined 11% reflecting austerity price cuts and fewer tender orders for Cervarix.

Cervarix sales more than doubled to £506 million primarily reflecting the national HPV vaccination programme in Japan, which started at the end of last year. The catch-up vaccination cohort in Japan includes five age groups and the majority of vaccine to support this programme has now been shipped, with most of the remainder due to be shipped in Q1 2012.

In 2011, Synflorix grew 57% to £350 million (Q4 +44% to £67 million) reflecting continued growth related to tenders in Emerging Markets.

The strong reported growth of Rotarix (up 31% to £300 million) primarily reflected the impact of the product being off the market during part of 2010.

Sales of Fluarix/FluLaval were £230 million, down 2%. Strong growth in the USA (+25% to £132 million) was offset by lower sales in both Europe (primarily due to price cuts) and China.

Sales of products included within the Infanrix franchise declined 2% to £690 million. Sales in the USA grew 16% to £163 million helped by CDC stockpile orders for both Pediarix and Kinrix. Sales in Europe declined 7% to £403 million primarily due to price cuts. Sales in Emerging Markets declined 10% to £44 million, primarily as a result of lower sales in China.

The Hepatitis franchise declined 3% to £688 million, largely as a result of austerity price cuts in Europe and reduced CDC funding for adult hepatitis immunisations as well as the return to the US market of a competitor vaccine in Q3 2011.

Q4 2011 (£810 million, -18%)

Excluding sales of pandemic flu vaccine, underlying sales declined 3% to £802 million in the quarter with declines in all markets except Asia Pacific and Japan. The performance of Vaccines in the quarter reflected the phasing of shipments, particularly tenders in Emerging Markets, European austerity price cuts and seasonal flu shipments in the USA, together with comparison to a strong Q4 2010. Cervarix and Synflorix grew strongly but these were offset by declines in the Hepatitis and Infanrix franchises, Boostrix and seasonal flu.

Cervarix sales continued to grow (up 46% to £100 million) with the majority of this growth arising in Japan, where sales more than doubled to £55 million. Cervarix sales in Europe were down 28% to £17 million due to tender shipment in Q4 2010 that was not repeated in 2011.

Synflorix sales increased 44% to £67 million with strong Emerging Markets growth (+34% to £44 million) as new tenders in Africa and Latin America offset lower sales in Brazil, related to the timing of tender shipments. Sales in Europe more than doubled to £16 million, boosted by a tender shipment.

Sales of hepatitis vaccines grew in the USA, up 7% to £59 million, in Emerging Markets, up 9% to £25 million, and Asia Pacific, up 20% to £12 million, offset by a decline in Europe, down 14% to £54 million.

Sales of products included within the Infanrix franchise declined 4% to £181 million partly due to timing of shipments in the USA (down 8% to £32 million) and also due to price cuts in Europe (down 3% to £115 million).

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				17

PRESS RELEASE

Sales of Fluarix/FluLaval were down 22% to £54 million for Q4 2011. In the USA, sales of Fluarix/Flulaval were down 39% to £17 million affected by the earlier delivery in Q3 2011 of GSK’s supply for the current season. Sales in Emerging Markets were down 30% to £13 million primarily due to lower sales in China.

Boostrix declined 10% to £45 million, primarily reflecting a decline in the USA, down 18% to £23 million in the quarter, partly offset by growth in Europe, up 27% to £14 million. The decline in the USA reflects a comparison with a very strong Q4 2010, when sales grew 65%.

Sales from new pharmaceutical and vaccine launches

	2011		Q4 2011
	£m	CER%	£m	CER%
Arzerra	44	45	12	33
Avamys/Veramyst	241	24	55	12
Cervarix	506	>100	100	46
Coreg CR	146	(4)	39	3
Duodart/Jalyn	104	>100	33	>100
Lamictal XR	109	66	32	52
Promacta	75	>100	24	>100
Requip XL	139	(6)	31	(21)
Rotarix	300	31	73	(5)
Synflorix	350	57	67	44
Treximet	57	5	15	7
Tyverb/Tykerb	231	2	59	—
Volibris	97	>100	28	69
Votrient	100	>100	31	>100
Others	42		13

	2,541	47	612	28

Total sales of new products (launched since the beginning of 2007 and excluding pandemic vaccine) were £2,541 million and grew 47% in 2011.

The launches of three new products are underway:

•

Benlysta for lupus is being launched in the USA as part of the global partnership with Human Genome Sciences, Inc. The product has also recently been introduced in Germany. GSK turnover of £15 million in the year reflects share of gross profit in the USA and total sales in all other markets.

•

Trobalt as an adjunctive (add-on) treatment of partial onset seizures (a form of epilepsy where a seizure begins in a specific area in one side of the brain) is also being launched in Europe (£1 million). Additionally, the product has been approved by the FDA under the brand name Potiga, and following a review by the US Drug Enforcement Administration, launch of the product is expected during the first half of 2012.

•

Horizant for the treatment of moderate-to-severe primary Restless Legs Syndrome in adults received FDA approval during Q2 and the launch of the product is underway. Additionally, in August 2011, a supplemental new Drug Application (sNDA) was submitted to the FDA requesting approval of Horizant for management of post-herpetic neuralgia in adults and in October the FDA accepted the application.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				18

PRESS RELEASE

Consumer Healthcare

	2011		Q4 2011
	£m	CER%	£m	CER%
Turnover
Over-the-counter (OTC) medicines	2,453	—	625	(2)
Oral healthcare	1,717	8	420	4
Nutritional healthcare	1,025	10	223	12

Total	5,195	5	1,268	3

	£m	Growth CER%	£m	Growth CER%
Turnover
USA	992	(1)	259	(6)
Europe	1,930	(2)	475	(4)
ROW	2,273	14	534	14

Total	5,195	5	1,268	3

Operating profit before major restructuring	1,123	8	271	(6)

Operating margin before major restructuring	22%		21%

2011

Consumer Healthcare sales growth was 5% for the year compared to estimated market growth of 4% (for markets where GSK competes). The net impact of acquisitions and the disposals was not significant. Strong growth in the Rest of the World was partly offset by small declines in the USA and Europe. Oral healthcare and Nutritional healthcare grew strongly but OTC sales were flat.

Excluding all of the OTC brands targeted for divestment, Consumer Healthcare sales grew approximately 7% on a like-for-like basis. The disposal of the North American OTC brands completed on 31 January 2012. Sales of these brands in 2011 were £126 million and as a result will impact the Group’s reported growth for 11 months of 2012. The process of divesting the remaining non-core OTC brands is continuing, subject to delivering appropriate shareholder value.

OTC sales were flat overall with strong growth in several sub-categories, offset by a decline in alli. The Panadol franchise registered growth of 7%; and in gastrointestinal care, core brands Tums and Eno were up 17% and 15%, respectively.

Oral healthcare sales increased 8%, again led by Sensodyne, which continues to benefit from the successful launch of Repair & Protect and the ongoing geographic expansion of the Pronamel Acid Erosion business.

Nutritional healthcare grew by 10% led by strong growth in Horlicks combined with the inclusion of Maxinutrition from February 2011. Nutritional healthcare growth excluding Maxinutrition was 7%.

The Rest of World markets continued to lead growth with a 14% increase in sales. Growth was particularly strong in emerging markets, with Africa and the Middle East (both up 22%), China (+16%), India (+19%) and Latin America (+11%).

Europe recorded a 2% decline in sales largely as a result of lower sales of alli and respiratory health products, partly offset by the inclusion of the Maxinutrition range from February. The environment in Europe continues to be challenging as a result of economic pressures and very competitive market dynamics.

US sales decreased 1% as a result of the temporary interruption of Nicorette gum supply and a decline in sales of alli, combined with difficult economic conditions, outweighing strong growth from Sensodyne.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				19

PRESS RELEASE

Operating profit before major restructuring grew 8% in the year reflecting continuing cost control.

Q4 2011

Consumer Healthcare recorded sales growth of 3% for the quarter in line with estimated market growth. The combined net impact of acquisitions and the disposals was not significant. The Rest of the World sales continued their strong growth but both the USA and Europe declined. Nutritional healthcare and Oral healthcare sales grew, but OTC sales declined 2%.

OTC sales declined 2% to £625 million, impacted by a relatively mild flu season and economic pressures in developed markets. Emerging markets and Japan grew strongly across most categories. The smoking control franchise declined 3% in the USA as a result a temporary supply interruption, partly offset by strong performance of the Mini lozenge. The overall reported growth in the category continues to reflect a decline in sales of alli.

Oral healthcare sales were up 4%, in part impacted by some retailer destocking. Sensodyne, up 11%, registered its eleventh consecutive quarter of double-digit growth. The denture care business grew 8% in the quarter.

Nutritional healthcare sales grew 12% in the quarter. Excluding the acquisition of Maxinutrition, sales grew 8%. Strong growth in emerging markets across the Nutritionals portfolio was partly offset by lower sales of Lucozade in Europe which was impacted by difficult economic conditions.

The Rest of World markets led growth at 14% for the quarter. Results were particularly strong in Japan (+33%), Africa (+26%), the Middle East (+24%), China (+22%) and India (+21%).

Europe reported a decline of 4% in the quarter. Declines were reported for both Oral healthcare (impacted by some retailer destocking) and respiratory health products (impacted by a relatively mild flu season). Reported growth also continues to be negatively impacted by a decline in alli sales.

Sales in the USA declined 6%, reflecting the impact of the Nicorette gum supply interruption and a decline in sales of alli and partly offset by growth in Oral healthcare products.

Consumer Healthcare operating profit before major restructuring fell 6% in the quarter, as a result of lower asset disposal profits. Excluding asset disposal profits, operating profit grew 4% on sales growth of 3%.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				20

PRESS RELEASE

Research and development

GSK remains focused on delivering an improved return on its investment in R&D and sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales, but instead capital is allocated using strict returns based criteria. In 2012, GSK expects R&D expenditure on a core basis to be at around the same level as in 2011 (approximately £3.7 billion) – see page 41.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards). R&D expenditure for 2011 is analysed below.

2011 £m
Discovery	853
Development	1,720
Facilities and central support functions	587

3,160
Vaccines	599
Consumer Healthcare	153

R&D before major restructuring	3,912

GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline

There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below. Paxil CR was approved in Japan on 18 January 2012 and a file was submitted in the quarter in Japan for Votrient for sarcoma. Additionally, there were filings for Stiefel’s Sorialux foam for scalp psoriasis in the USA (sNDA) and Duac Low Dose Gel for acne in the EU. In the quarter a response was also filed to the US FDA CR letter on Menhibrix.

In February 2011, the following 15 assets were listed as expected to deliver Phase III data by the end of 2012: 1120212, 2118436, 2402968, 642444+573719, albiglutide, dolutegravir, IPX066, MAGE-A3 (event driven), migalastat HCl, RTS,S, otelixizumab, Promacta, Relovair, Tykerb, Votrient. Phase III data were announced from studies on IPX066, otelixizumab and Votrient in Q1, Promacta and Relovair in Q2, and IPX066, and Mosquirix in Q3.

Data were announced in January 2012 from across the Relovair COPD programme and for all but one study from the Relovair asthma programme. Additionally, initial data from three albiglutide studies have been received. Phase III data for trametinib (MEK) METRIC study are also in-house. Of the 15 assets with Phase III data expected by the end of 2012, nine have now reported data. Overall, by the end of 2012 GSK expects more than 20 further Phase III read-outs on the ongoing assets and expects Phase III programmes to complete for six products and indications: Relovair (asthma), LABA/LAMA, albiglutide, BRAF, dolutegravir and Mosquirix.

The table below is provided as part of GSK’s quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement. Potiga/Trobalt was listed as approved in the last quarterly update and is no longer included in the table. Benlysta s.c. formulation and quadrivalent flu vaccine programmes have been added to the table.

Biopharmaceuticals		USA	EU	News update in the quarter

Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III

Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III	Phase III study with subcutaneous formulation started in December 2011.

albiglutide	Type 2 diabetes	Ph III	Ph III	Initial data from the first of the 8 Phase III studies, Harmony 7, announced November 2011. Headline data from two further studies are now in-house and support progression towards registration.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				21

PRESS RELEASE

Cardiovascular & Metabolic		USA	EU	News update in the quarter

darapladib	Atherosclerosis	Ph III	Ph III	Recruitment into SOLID study completed October 2011.

Neurosciences		USA	EU	News update in the quarter

Horizant	Post-herpetic neuralgia	Filed Aug 2011	n/a

IPX066	Parkinson’s disease	n/a	Ph III	EU filing strategy under review.

Oncology		USA	EU	News update in the quarter

Promacta/Revolade	Hepatitis C	Ph III	Ph III	ENABLE-1 data and headline ENABLE-2 data were presented at AASLD in November. Progressing to file.
	CLD	Ph III	Ph III	Awaiting full analysis of hepatitis C data before deciding next steps.

Votrient (pazopanib)	Sarcoma	Filed Jun 2011	Filed Jul 2011
	Ovarian	Ph III	Ph III

	First-line metastatic breast cancer	Ph III	Ph III

Tykerb/Tyverb	Adjuvant breast cancer	Ph III	Ph III	TEACH data reported and did not support a filing for adjuvant use. The data were presented at San Antonio Breast Cancer Conference in December 2011.
	Head & neck cancer	Ph III	Ph III

	Gastric cancer	Ph III	Ph III

trametinib (1120212, MEK inhibitor)	Metastatic melanoma	Ph III	Ph III	Positive data reported from Phase III METRIC study in February 2012. Progressing to file.

dabrafenib (2118436, BRaf inhibitor)	Metastatic melanoma	Ph III	Ph III

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter

Relovair (‘444+‘698)	COPD	Ph III	Ph III	Announced headline data across COPD programme in January 2012. Progressing to file.

	Asthma	Ph III	Ph III	Announced headline asthma data in January 2012. One additional study is ongoing.
1605786 (CCX282)	Crohn’s disease	Ph III	Ph III
‘444+‘719	COPD	Ph III	Ph III	Recruitment complete in Phase III programme. Additional Phase II data with ‘719 are in-house and supportive of Phase III dosing.
‘698	Asthma	Ph III

Rare Diseases		USA	EU	News update in the quarter

migalastat HCl	Fabry disease	Ph III	Ph III

2402968	Duchenne muscular dystrophy		Ph III

2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III

Vaccines		USA	EU	News update in the quarter

Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed	n/a	Filed response to FDA CR letter in November 2011.

Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Filed Mar 2011

MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III

Quadrivalent flu	Influenza prophylaxis	Ph III	Ph III	Positive immunogenicity data reported in-house. Progressing to file.
Herpes zoster	Shingles prophylaxis	Ph III	Ph III	Recruitment into Phase III study completed.

Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a

HIV (ViiV Healthcare)		USA	EU	News update in the quarter

dolutegravir (S/GSK1349572)	HIV integrase inhibitor	Ph III	Ph III

‘572-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				22

PRESS RELEASE

Definitions

Underlying sales growth

Underlying sales growth excludes the sales of pandemic related products, Avandia and Valtrex. Management believes this measure assists shareholders in gaining a clearer understanding of the Group’s sales performance and prospects because of the size and nature of the loss of sales from these products in 2010 and 2011. Sales of these products were:

	2011		2010		Growth
	£m	£m	£m	£m	CER%
Group turnover		27,387		28,392	(3)
Pandemic related products	45		1,313
Avandia	123		440
Valtrex	339		532

		507		2,285

Underlying Group turnover		26,880		26,107	4

2011	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	2	13	—	12	11	7	45
Avandia	91	(3)	16	6	—	13	123
Valtrex	72	48	31	35	147	6	339

2010	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	44	494	227	25	437	86	1,313
Avandia	237	88	42	24	—	49	440
Valtrex	252	68	28	43	133	8	532

	Q4 2011		Q4 2010		Growth
	£m	£m	£m	£m	CER%
Group turnover		6,978		7,197	(2)
Pandemic related products	12		172
Avandia	39		49
Valtrex	76		96

		127		317

Underlying Group turnover		6,851		6,880	1

Q4 2011	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	2	2	—	—	2	6	12
Avandia	31	—	5	—	—	3	39
Valtrex	6	12	9	7	41	1	76

Q4 2010	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	(5)	90	24	4	23	36	172
Avandia	40	(4)	3	(1)	—	11	49
Valtrex	24	15	8	11	36	2	96

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				23

PRESS RELEASE

Results before major restructuring

Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.

CER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow

Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow

Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion

Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities

Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle

The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

White pills/western markets

White pills/western markets refers to sales of tablets and simple injectables (excluding biopharmaceuticals and vaccines) in North America and Europe

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2010.

Contacts

UK Media enquiries:	David Mawdsley Stephen Rea Sarah Spencer David Daley	+44 20 8047 5502 +44 20 8047 5502 +44 20 8047 5502 +44 20 8047 5502	(London) (London) (London) (London)

US Media enquiries:	Kevin Colgan Melinda Stubbee Sarah Alspach Jennifer Armstrong	+1 (919) 483 2839 +1 (919) 483 2839 +1 (919) 483 2839 +1 (919) 483 2839	(North Carolina) (North Carolina) (Washington, DC) (Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson Tom Curry Gary Davies Jeff McLaughlin Ziba Shamsi	+44 20 8047 5543 +1 (215) 751 5419 +44 20 8047 5503 +1 (215) 751 7002 +44 20 8047 3289	(London) (Philadelphia) (London) (Philadelphia) (London)

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				24

PRESS RELEASE

Financial information

Income statement

Year ended 31 December 2011

	Results before major restructuring 2011 £m	Growth CER%	Major restructuring 2011 £m	Total 2011 £m	Results before major restructuring 2010 £m	Major restructuring 2010 £m	Total 2010 £m
TURNOVER	27,387	(3)		27,387	28,392		28,392

Cost of sales	(7,259)	(2)	(73)	(7,332)	(7,405)	(187)	(7,592)

Gross profit	20,128	(3)	(73)	20,055	20,987	(187)	20,800

Selling, general and administration	(8,429)	(31)	(397)	(8,826)	(12,388)	(665)	(13,053)
Research and development	(3,912)	—	(97)	(4,009)	(3,964)	(493)	(4,457)
Other operating income	610		(23)	587	493		493

OPERATING PROFIT	8,397	65	(590)	7,807	5,128	(1,345)	3,783

Finance income	90			90	116		116
Finance expense	(797)		(2)	(799)	(828)	(3)	(831)
Profit on disposal of interest in associates	585			585	8		8
Share of after tax profits of associates and joint ventures	15			15	81		81

PROFIT BEFORE TAXATION	8,290	86	(592)	7,698	4,505	(1,348)	3,157

Taxation	(2,354)		114	(2,240)	(1,544)	240	(1,304)
Tax rate %	28.4%			29.1%	34.3%		41.3%

PROFIT AFTER TAXATION FOR THE YEAR	5,936	>100	(478)	5,458	2,961	(1,108)	1,853

Profit attributable to non-controlling interests	197			197	219		219
Profit attributable to shareholders	5,739		(478)	5,261	2,742	(1,108)	1,634

	5,936		(478)	5,458	2,961	(1,108)	1,853

EARNINGS PER SHARE	114.1p	>100		104.6p	53.9p		32.1p

Diluted earnings per share	112.5p			103.2p	53.5p		31.9p

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				25

PRESS RELEASE

Income statement

Three months ended 31 December 2011

	Results before major restructuring Q4 2011 £m	Growth CER%	Major restructuring Q4 2011 £m	Total Q4 2011 £m		Results before major restructuring Q4 2010 £m		Major restructuring Q4 2010 £m	Total Q4 2010 £m
TURNOVER	6,978	(2)		6,978		7,197			7,197

Cost of sales	(1,876)	(3)	(19)	(1,895)		(1,980)		(97)	(2,077)

Gross profit	5,102	(1)	(19)	5,083		5,217		(97)	5,120

Selling, general and administration	(2,064)	(50)	(162)	(2,226)		(4,289)		(172)	(4,461)
Research and development	(1,099)	2	4	(1,095)		(1,083)		(14)	(1,097)
Other operating income	140		(23)	117		118			118

OPERATING PROFIT/(LOSS)	2,079	>100	(200)	1,879		(37)		(283)	(320)

Finance income	29			29		58			58
Finance expense	(203)		(1)	(204)		(240)			(240)
Profit on disposal of interest in associate	1			1		8			8
Share of after tax (losses)/ profits of associates and joint ventures	(4)			(4)		18			18

PROFIT/(LOSS) BEFORE TAXATION	1,902	>100	(201)	1,701		(193)		(283)	(476)

Taxation	(463)		46	(417)		(134)		(23)	(157)
Tax rate %	24.3%			24.5%		69.4%			33.0%

PROFIT/(LOSS) AFTER TAXATION FOR THE PERIOD	1,439	>100	(155)	1,284		(327)		(306)	(633)

Profit attributable to non-controlling interests	32			32		57			57
Profit/(loss) attributable to shareholders	1,407		(155)	1,252		(384)		(306)	(690)

	1,439	>100	(155)	1,284		(327)		(306)	(633)

EARNINGS/(LOSS) PER SHARE	28.4p	>100		25.2	p	(7.5	)p		(13.6	)p

Diluted earnings/(loss) per share	28.0p			24.9	p	(7.5	)p		(13.4	)p

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				26

PRESS RELEASE

	0000000000000	0000000000000
Statement of comprehensive income
	2011 £m	2010 £m
Profit for the year	5,458	1,853

Exchange movements on overseas net assets and net investment hedges	(299)	166
Reclassification of exchange on disposal of overseas subsidiary	(1)	(2)
Fair value movements on available-for-sale investments	(20)	94
Deferred tax on fair value movements on available-for-sale investments	23	(25)
Reclassification of fair value movements on available-for-sale investments	(29)	1
Deferred tax reversed on reclassification of available-for-sale investments	—	(3)
Actuarial losses on defined benefit plans	(969)	(1)
Deferred tax on actuarial movements in defined benefit plans	268	1
Fair value movements on cash flow hedges	—	(8)
Deferred tax on fair value movements on cash flow hedges	—	1
Reclassification of cash flow hedges to income statement	1	3
Cash flow hedge reclassification to goodwill	—	6
Share of other comprehensive expense of associates and joint ventures	(8)	—

Other comprehensive (expense)/income for the year	(1,034)	233

Total comprehensive income for the year	4,424	2,086

Total comprehensive income for the year attributable to:
Shareholders	4,271	1,847
Non-controlling interests	153	239

	4,424	2,086

	0000000000000	0000000000000
Statement of comprehensive income
	Q4 2011 £m	Q4 2010 £m
Profit/(loss) for the period	1,284	(633)

Exchange movements on overseas net assets and net investment hedges	(113)	113
Fair value movements on available-for-sale investments	42	54
Deferred tax on fair value movements on available-for-sale investments	2	(21)
Reclassification of fair value movements on available-for-sale investments	9	19
Deferred tax reversed on reclassification of available-for-sale investments	(4)	(6)
Actuarial profits on defined benefit plans	286	371
Deferred tax on actuarial movements in defined benefit plans	(77)	(138)
Fair value movements on cash flow hedges	2	(3)
Deferred tax on fair value movements on cash flow hedges	2	(1)
Reclassification of cash flow hedges to income statement	(2)	3
Cash flow hedge reclassified to goodwill	—	6

Other comprehensive income for the period	147	397

Total comprehensive income/(expense) for the period	1,431	(236)

Total comprehensive income/(expense) for the period attributable to:
Shareholders	1,421	(295)
Non-controlling interests	10	59

	1,431	(236)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				27

PRESS RELEASE

Pharmaceuticals and Vaccines turnover

Year ended 31 December 2011

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	7,298	2	3,301	1	2,115	(2)	642	8	1,240	10
Avamys/Veramyst	241	24	62	(6)	65	14	44	45	70	78
Flixonase/Flonase	138	(17)	7	(78)	37	(8)	45	15	49	(4)
Flixotide/Flovent	813	3	447	8	151	(6)	48	6	167	(4)
Seretide/Advair	5,061	—	2,475	(1)	1,580	(2)	317	—	689	9
Serevent	182	(9)	62	2	85	(14)	3	50	32	(19)
Ventolin	602	17	239	39	141	(1)	121	13	101	9
Xyzal	64	85	—	—	—	—	9	—	55	>100
Zyrtec	96	12	—	—	—	—	20	50	76	4
Anti-virals	807	(27)	149	(58)	82	(26)	242	9	334	(17)
Hepsera	127	(3)	—	—	—	—	61	5	66	(9)
Relenza	27	(79)	2	(95)	—	—	—	—	25	(66)
Valtrex	339	(38)	72	(70)	48	(31)	31	14	188	(4)
Zeffix	237	1	11	(15)	24	(8)	149	9	53	(10)
Central nervous system	1,721	(2)	474	(3)	480	(12)	248	14	519	2
Imigran/Imitrex	210	(2)	82	12	74	(14)	5	—	49	(4)
Keppra	53	20	—	—	2	—	35	20	16	25
Lamictal	536	8	277	12	131	(10)	57	4	71	43
Requip	218	(7)	42	(2)	113	(18)	4	33	59	16
Seroxat/Paxil	435	(13)	(3)	<(100)	66	(20)	79	10	293	(8)
Treximet	57	5	57	7	—	—	—	—	—	—
Wellbutrin	85	6	16	(33)	45	15	19	46	5	20
Cardiovascular and urogenital	2,740	8	1,564	3	656	6	174	34	346	31
Arixtra	276	(7)	147	(14)	97	(3)	15	60	17	—
Avodart	748	20	331	2	223	26	41	30	153	74
Coreg	155	(6)	154	(6)	—	—	—	—	1	—
Fraxiparine	234	5	—	—	162	5	69	29	3	(85)
Lovaza	569	12	567	12	—	—	—	—	2	—
Vesicare	126	15	126	16	—	—	—	—	—	—
Volibris	97	>100	—	—	69	70	5	>100	23	>100
Metabolic	362	(47)	90	(61)	67	(60)	67	(23)	138	(28)
Avandia products	123	(71)	91	(60)	(3)	<(100)	16	(62)	19	(74)
Bonviva/Boniva	65	(17)	—	—	47	(27)	2	50	16	25
Anti-bacterials	1,390	1	54	(25)	513	(5)	649	11	174	(1)
Augmentin	641	4	—	—	248	3	311	11	82	(1)
Oncology and emesis	693	2	272	(19)	249	22	76	27	96	23
Arzerra	44	45	31	23	12	>100	—	—	1	—
Hycamtin	57	(60)	6	(92)	40	(19)	5	(29)	6	—
Promacta	75	>100	32	36	23	>100	4	—	16	>100
Tyverb/Tykerb	231	2	64	(6)	97	2	36	23	34	—
Votrient	100	>100	56	76	37	>100	6	—	1	—
Vaccines	3,497	(19)	814	11	1,091	(36)	810	(12)	782	(21)
Boostrix	192	7	108	2	48	9	8	(11)	28	37
Cervarix	506	>100	8	(31)	58	(50)	50	96	390	>100
Fluarix, FluLaval	230	(2)	132	25	40	(38)	28	(28)	30	7
Flu Pandemic	18	(98)	—	—	13	(97)	—	—	5	(99)
Hepatitis	688	(3)	293	(1)	227	(7)	84	(3)	84	(1)
Infanrix, Pediarix	690	(2)	163	16	403	(7)	44	(10)	80	—
Rotarix	300	31	110	55	41	8	110	12	39	76
Synflorix	350	57	—	—	52	21	276	85	22	(31)
Dermatology	1,087	1	287	(17)	251	1	354	28	195	(5)
Bactroban	123	6	51	4	28	4	30	14	14	—
Dermovate	87	19	—	—	24	26	35	23	28	8
Duac	109	(3)	60	(6)	24	—	11	9	14	(7)
Soriatane	75	8	74	8	—	—	—	—	1	—
Zovirax	109	(29)	11	(79)	27	(4)	28	12	43	(9)
Other	1,028	4	30	29	263	(15)	418	15	317	8

	20,623	(5)	7,035	(5)	5,767	(13)	3,680	6	4,141	(2)

ViiV Healthcare (HIV)	1,569	1	660	4	574	(3)	199	9	136	(4)
Combivir	322	(10)	127	(8)	93	(21)	83	8	19	(29)
Epivir	110	(3)	39	3	32	(14)	27	13	12	(21)
Epzicom/Kivexa	617	12	230	14	272	10	43	13	72	10
Lexiva	142	(7)	74	(4)	45	(14)	16	23	7	(36)
Selzentry	110	39	45	38	51	24	4	100	10	>100
Trizivir	126	(11)	67	(4)	50	(18)	5	25	4	(43)

	22,192	(4)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				28

PRESS RELEASE

Pharmaceuticals and Vaccines turnover

Three months ended 31 December 2011

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,957	3	919	7	524	(5)	174	13	340	2
Avamys/Veramyst	55	12	13	(18)	14	17	12	44	16	25
Flixonase/Flonase	31	(16)	1	(80)	8	(10)	12	—	10	(9)
Flixotide/Flovent	232	7	134	17	37	(10)	13	17	48	(4)
Seretide/Advair	1,351	2	682	4	390	(5)	85	5	194	7
Serevent	44	(12)	14	—	20	(17)	1	—	9	(27)
Ventolin	171	23	72	49	38	3	34	20	27	4
Xyzal	22	(9)	—	—	—	—	3	—	19	(10)
Zyrtec	24	—	—	—	—	—	6	50	18	(11)
Anti-virals	195	(15)	29	(29)	20	(17)	64	3	82	(19)
Hepsera	37	9	—	—	—	—	19	20	18	6
Relenza	4	(55)	2	>100	—	—	—	—	2	(82)
Valtrex	76	(23)	6	(75)	12	(27)	9	25	49	(4)
Zeffix	56	(14)	3	(33)	5	—	35	(13)	13	(19)
Central nervous system	446	(1)	121	7	114	(12)	66	8	145	(1)
Imigran/Imitrex	54	6	20	40	18	(5)	1	—	15	(14)
Keppra	17	21	—	—	1	—	12	20	4	33
Lamictal	141	9	70	9	32	(6)	16	6	23	50
Requip	52	(13)	11	10	22	(33)	1	—	18	13
Seroxat/Paxil	116	(13)	—	—	17	(11)	20	5	79	(17)
Treximet	15	7	15	14	—	—	—	—	—	—
Wellbutrin	20	(5)	3	(71)	11	9	5	—	1	—
Cardiovascular and urogenital	719	4	406	(2)	161	3	51	44	101	24
Arixtra	56	(30)	23	(51)	24	—	5	67	4	(25)
Avodart	206	17	89	6	60	22	11	33	46	34
Coreg	41	2	40	2	—	—	—	—	1	—
Fraxiparine	60	13	—	—	39	8	20	40	1	(100)
Lovaza	158	10	158	10	—	—	—	—	—	—
Vesicare	32	6	33	10	—	—	—	—	(1)	—
Volibris	28	69	—	—	17	31	2	—	9	>100
Metabolic	103	(5)	30	(23)	16	31	19	24	38	(13)
Avandia products	39	(20)	31	(25)	—	—	5	67	3	(60)
Bonviva/Boniva	14	(17)	—	—	9	(29)	—	—	5	—
Anti-bacterials	355	(1)	6	(63)	123	(18)	181	19	45	10
Augmentin	173	7	(1)	—	63	(7)	89	21	22	5
Oncology and emesis	182	8	72	(3)	62	15	24	53	24	(8)
Arzerra	12	33	8	33	3	—	—	—	1	—
Hycamtin	12	(55)	2	(79)	8	(33)	1	—	1	(50)
Promacta	24	>100	8	50	8	>100	2	—	6	—
Tyverb/Tykerb	59	—	17	—	22	(8)	11	22	9	—
Votrient	31	>100	16	45	12	>100	3	—	—	—
Vaccines	810	(18)	158	(6)	290	(25)	200	(20)	162	(6)
Boostrix	45	(10)	23	(18)	14	27	2	(50)	6	(17)
Cervarix	100	46	1	100	17	(28)	16	>100	66	82
Fluarix, FluLaval	54	(22)	17	(39)	18	31	13	(30)	6	(25)
Flu Pandemic	8	(95)	—	—	2	(98)	—	—	6	(87)
Hepatitis	161	(1)	59	7	54	(14)	25	9	23	9
Infanrix, Pediarix	181	(4)	32	(8)	115	(3)	12	—	22	(10)
Rotarix	73	(5)	25	29	10	22	23	(47)	15	>100
Synflorix	67	44	—	—	16	>100	44	34	7	—
Dermatology	266	(5)	68	(27)	61	—	89	17	48	(8)
Bactroban	29	3	13	8	6	(14)	7	14	3	—
Dermovate	24	14	—	—	6	20	11	—	7	33
Duac	26	4	14	—	6	—	3	—	3	33
Soriatane	22	29	21	29	—	—	—	—	1	—
Zovirax	26	(33)	—	—	7	(14)	7	33	12	—
Other	275	(9)	7	67	74	(22)	105	(3)	89	(9)

	5,308	(3)	1,816	—	1,445	(11)	973	5	1,074	(2)

ViiV Healthcare (HIV)	402	1	176	10	138	(3)	50	(17)	38	11
Combivir	68	(29)	30	(12)	19	(29)	15	(41)	4	(63)
Epivir	27	(7)	9	—	7	(13)	7	(13)	4	—
Epzicom/Kivexa	170	17	65	20	70	13	13	8	22	31
Lexiva	38	6	20	—	10	—	7	—	1	(50)
Selzentry	33	50	13	44	12	9	2	100	6	>100
Trizivir	32	3	18	13	11	(21)	2	—	1	—

	5,710	(3)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				29

PRESS RELEASE

Balance sheet

	31 December 2011 £m	31 December 2010 £m
ASSETS
Non-current assets
Property, plant and equipment	8,748	9,045
Goodwill	3,754	3,606
Other intangible assets	7,802	8,532
Investments in associates and joint ventures	560	1,081
Other investments	590	711
Deferred tax assets	2,849	2,566
Derivative financial instruments	85	97
Other non-current assets	525	556

Total non-current assets	24,913	26,194

Current assets
Inventories	3,873	3,837
Current tax recoverable	85	56
Trade and other receivables	5,576	5,793
Derivative financial instruments	70	93
Liquid investments	184	184
Cash and cash equivalents	5,714	6,057
Assets held for sale	665	16

Total current assets	16,167	16,036

TOTAL ASSETS	41,080	42,230

LIABILITIES
Current liabilities
Short-term borrowings	(2,698)	(291)
Trade and other payables	(7,359)	(6,888)
Derivative financial instruments	(175)	(188)
Current tax payable	(1,643)	(1,047)
Short-term provisions	(3,135)	(4,380)

Total current liabilities	(15,010)	(12,794)

Non-current liabilities
Long-term borrowings	(12,203)	(14,809)
Deferred tax liabilities	(822)	(707)
Pensions and other post-employment benefits	(3,091)	(2,672)
Other provisions	(499)	(904)
Derivative financial instruments	(2)	(5)
Other non-current liabilities	(626)	(594)

Total non-current liabilities	(17,243)	(19,691)

TOTAL LIABILITIES	(32,253)	(32,485)

NET ASSETS	8,827	9,745

EQUITY
Share capital	1,387	1,418
Share premium account	1,673	1,428
Retained earnings	3,370	4,779
Other reserves	1,602	1,262

Shareholders’ equity	8,032	8,887
Non-controlling interests	795	858

TOTAL EQUITY	8,827	9,745

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				30

PRESS RELEASE

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2011	1,418	1,428	4,779	1,262	8,887	858	9,745
Profit for the year			5,261		5,261	197	5,458
Other comprehensive expense for the year			(969)	(21)	(990)	(44)	(1,034)
Distributions to non-controlling interests						(234)	(234)
Dividends to shareholders			(3,406)		(3,406)		(3,406)
Changes in non-controlling interests						18	18
Forward contract relating to non-controlling interest				(29)	(29)		(29)
Shares issued	5	245			250		250
Ordinary shares purchased and cancelled or held as Treasury shares	(36)		(2,191)	36	(2,191)		(2,191)
Consideration received for shares transferred by ESOP Trusts				45	45		45
Shares acquired by ESOP Trusts				(36)	(36)		(36)
Write-down on shares held by ESOP Trusts			(345)	345			—
Share-based incentive plans			191		191		191
Tax on share based incentive plans			50		50		50

At 31 December 2011	1,387	1,673	3,370	1,602	8,032	795	8,827

At 1 January 2010	1,416	1,368	6,321	900	10,005	737	10,742
Profit for the year			1,634		1,634	219	1,853
Other comprehensive income for the year			144	69	213	20	233
Distributions to non-controlling interests						(118)	(118)
Dividends to shareholders			(3,205)		(3,205)		(3,205)
Shares issued	2	60			62		62
Consideration received for shares transferred by ESOP Trusts				17	17		17
Shares acquired by ESOP Trusts				(16)	(16)		(16)
Write-down on shares held by ESOP Trusts			(292)	292			—
Share-based incentive plans			175		175		175
Tax on share-based incentive plans			2		2		2

At 31 December 2010	1,418	1,428	4,779	1,262	8,887	858	9,745

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				31

PRESS RELEASE

Cash flow statement

Year ended 31 December 2011

	2011 £m	2010 £m
Profit after tax	5,458	1,853
Tax on profits	2,240	1,304
Share of after tax profits of associates and joint ventures	(15)	(81)
Profit on disposal of interest in associates	(585)	(8)
Net finance expense	709	715
Depreciation and other non-cash items	1,677	2,071
Decrease in working capital	477	1,297
(Decrease)/increase in other net liabilities	(2,248)	1,480

Cash generated from operations	7,713	8,631
Taxation paid	(1,463)	(1,834)

Net cash inflow from operating activities	6,250	6,797

Cash flow from investing activities
Purchase of property, plant and equipment	(923)	(1,014)
Proceeds from sale of property, plant and equipment	100	92
Purchase of intangible assets	(405)	(621)
Proceeds from sale of intangible assets	237	126
Purchase of equity investments	(76)	(279)
Proceeds from sale of equity investments	68	27
Purchase of businesses, net of cash acquired	(264)	(354)
Investment in associates and joint ventures	(35)	(61)
Proceeds from disposal of subsidiary and interest in associate	1,034	—
Decrease in liquid investments	30	91
Interest received	97	107
Dividends from associates and joint ventures	25	18

Net cash outflow from investing activities	(112)	(1,868)

Cash flow from financing activities
Proceeds from own shares for employee share options	45	17
Issue of share capital	250	62
Shares acquired by ESOP Trusts	(36)	(16)
Shares purchased and cancelled or held as Treasury shares	(2,191)	—
Repayment of short-term loans	(8)	(1,296)
Increase in short-term loans	45	6
Net repayment of obligations under finance leases	(38)	(45)
Interest paid	(769)	(775)
Dividends paid to shareholders	(3,406)	(3,205)
Distributions to non-controlling interests	(234)	(118)
Other financing items	110	(201)

Net cash outflow from financing activities	(6,232)	(5,571)

Decrease in cash and bank overdrafts in the year	(94)	(642)
Exchange adjustments	(108)	81
Cash and bank overdrafts at beginning of the year	5,807	6,368

Cash and bank overdrafts at end of the year	5,605	5,807

Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	5,714	6,057
Overdrafts	(109)	(250)

	5,605	5,807

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				32

PRESS RELEASE

Segmental information

GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1 January 2011. The Pharmaceuticals and Vaccines business in Japan is now shown as a separate segment. Comparative information has been restated on a consistent basis.

GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.

R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets, Asia Pacific and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				33

PRESS RELEASE

Turnover

	2011 £m	2010 (restated) £m	Growth CER%
USA	7,035	7,648	(5)
Europe	5,767	6,546	(13)
Emerging Markets	3,680	3,561	6
Asia Pacific	1,244	1,143	5
Japan	2,082	1,959	—
ViiV Healthcare	1,569	1,566	1
Other trading and unallocated pharmaceuticals and vaccines	815	962	(16)

Pharmaceuticals and Vaccines	22,192	23,385	(4)
Consumer Healthcare	5,195	5,007	5

	27,387	28,392	(3)

Operating profit by segment
	2011 £m	2010 (restated) £m	Growth CER%
USA	4,866	5,043	1
Europe	3,183	3,743	(16)
Emerging Markets	1,151	1,264	(3)
Asia Pacific	567	503	7
Japan	1,246	1,234	(6)
ViiV Healthcare	824	851	(2)
Pharmaceuticals R&D	(2,954)	(3,105)	(3)
Other trading and unallocated pharmaceuticals and vaccines	(796)	(783)	1

Pharmaceuticals and Vaccines	8,087	8,750	(7)
Consumer Healthcare	1,123	1,044	8

Segment profit	9,210	9,794
Corporate and other unallocated costs and disposal profits	(813)	(4,666)	(82)

Operating profit before major restructuring	8,397	5,128	65
Major restructuring	(590)	(1,345)

Total operating profit	7,807	3,783

Finance income	90	116
Finance costs	(799)	(831)
Profit on disposal of interest in associates	585	8
Share of after tax profits of associates and joint ventures	15	81

Profit before taxation	7,698	3,157

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				34

PRESS RELEASE

Turnover

	Q4 2011 £m	Q4 2010 (restated) £m	Growth CER%
USA	1,816	1,854	—
Europe	1,445	1,646	(11)
Emerging Markets	973	971	5
Asia Pacific	313	297	4
Japan	562	499	6
ViiV Healthcare	402	403	1
Other trading and unallocated pharmaceuticals and vaccines	199	260	(24)

Pharmaceuticals and Vaccines	5,710	5,930	(3)
Consumer Healthcare	1,268	1,267	3

	6,978	7,197	(2)

Operating profit by segment

	Q4 2011 £m	Q4 2010 (restated) £m	Growth CER%
USA	1,274	1,256	4
Europe	795	927	(12)
Emerging Markets	340	344	6
Asia Pacific	146	126	15
Japan	324	301	—
ViiV Healthcare	173	216	(19)
Pharmaceuticals R&D	(813)	(809)	(1)
Other trading and unallocated pharmaceuticals and vaccines	(288)	(392)	(16)

Pharmaceuticals and Vaccines	1,951	1,969	—
Consumer Healthcare	271	303	(6)

Segment profit	2,222	2,272
Corporate and other unallocated costs and disposal profits	(143)	(2,309)	(92)

Operating profit/(loss) before major restructuring	2,079	(37)	>100
Major restructuring	(200)	(283)

Total operating profit/(loss)	1,879	(320)

Finance income	29	58
Finance costs	(204)	(240)
Profit on disposal of interest in associate	1	8
Share of after tax (losses)/profits of associates and joint ventures	(4)	18

Profit/(loss) before taxation	1,701	(476)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				35

PRESS RELEASE

Additional income statement information

Year ended 31 December 2011

			Turnover	Cost of sales	SG&A costs	R&D costs	Other operating income	Operating profit	Operating margin %

USA	2011	£m	7,035	864	1,645	—	340	4,866	69
	2010 (restated)	£m	7,648	935	1,856	—	186	5,043	66
	Growth CER	%	(5)	(7)	(8)	—	87	1

Europe	2011	£m	5,767	1,300	1,298	—	14	3,183	55
	2010 (restated)	£m	6,546	1,426	1,395	—	18	3,743	57
	Growth CER	%	(13)	(9)	(7)	—	(28)	(16)

Emerging Markets	2011	£m	3,680	1,394	1,136	4	5	1,151	31
	2010 (restated)	£m	3,561	1,254	1,064	3	24	1,264	35
	Growth CER	%	6	12	9	33	(79)	(3)

Asia Pacific	2011	£m	1,244	347	331	3	4	567	46
	2010 (restated)	£m	1,143	331	309	2	2	503	44
	Growth CER	%	5	3	4	—	100	7

Japan	2011	£m	2,082	306	495	39	4	1,246	60
	2010 (restated)	£m	1,959	301	418	26	20	1,234	63
	Growth CER	%	—	(1)	12	46	(80)	(6)

ViiV Healthcare	2011	£m	1,569	298	291	126	(30)	824	53
	2010 (restated)	£m	1,566	323	274	93	(25)	851	54
	Growth CER	%	1	(7)	7	38	24	(2)

Pharmaceuticals R&D	2011	£m	—	—	165	2,797	8	(2,954)
	2010 (restated)	£m	—	—	160	2,954	9	(3,105)
	Growth CER	%	—	—	5	(4)	(11)	(3)

Other trading and unallocated pharmaceuticals	2011	£m	815	730	426	740	285	(796)
	2010 (restated)	£m	962	863	495	652	265	(783)
	Growth CER	%	(16)	(14)	(17)	13	9	1

Total Pharmaceuticals and Vaccines	2011	£m	22,192	5,239	5,787	3,709	630	8,087	36
	2010 (restated)	£m	23,385	5,433	5,971	3,730	499	8,750	37
	Growth CER	%	(4)	(3)	(2)	1	28	(7)

Consumer Healthcare	2011	£m	5,195	1,962	1,993	153	36	1,123	22
	2010 (restated)	£m	5,007	1,902	1,935	158	32	1,044	21
	Growth CER	%	5	4	4	(1)	16	8

Corporate and other unallocated costs	2011	£m	—	58	649	50	(56)	(813)
	2010 (restated)	£m	—	70	4,482	76	(38)	(4,666)
	Growth CER	%	—	(41)	(85)	(32)	50	(82)

Results before major restructuring	2011	£m	27,387	7,259	8,429	3,912	610	8,397	31
	2010 (restated)	£m	28,392	7,405	12,388	3,964	493	5,128	18
	Growth CER	%	(3)	(2)	(31)	—	26	65

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				36

PRESS RELEASE

Three months ended 31 December 2011

			Turnover	Cost of sales	SG&A costs	R&D costs	Other operating income	Operating profit	Operating margin %

USA	Q4 2011	£m	1,816	203	405	—	66	1,274	70
	Q4 2010 (restated)	£m	1,854	225	412	—	39	1,256	68
	Growth CER	%	—	(8)	(1)	—	74	4

Europe	Q4 2011	£m	1,445	347	306	—	3	795	55
	Q4 2010 (restated)	£m	1,646	382	344	—	7	927	56
	Growth CER	%	(11)	(8)	(10)	—	(71)	(12)

Emerging Markets	Q4 2011	£m	973	358	277	1	3	340	35
	Q4 2010 (restated)	£m	971	339	278	1	(9)	344	35
	Growth CER	%	5	9	2	—	>100	6

Asia Pacific	Q4 2011	£m	313	87	81	1	2	146	47
	Q4 2010 (restated)	£m	297	86	85	1	1	126	42
	Growth CER	%	4	—	(5)	(100)	100	15

Japan	Q4 2011	£m	562	82	147	12	3	324	58
	Q4 2010 (restated)	£m	499	76	119	6	3	301	60
	Growth CER	%	6	5	14	>100	—	—

ViiV Healthcare	Q4 2011	£m	402	79	82	57	(11)	173	43
	Q4 2010 (restated)	£m	403	68	80	30	(9)	216	54
	Growth CER	%	1	16	4	97	22	(19)

Pharmaceuticals R&D	Q4 2011	£m	—	—	51	764	2	(813)
	Q4 2010 (restated)	£m	—	(1)	40	777	7	(809)
	Growth CER	%	—	100	28	(3)	(71)	(1)

Other trading and unallocated pharmaceuticals	Q4 2011	£m	199	243	103	232	91	(288)
	Q4 2010 (restated)	£m	260	316	197	209	70	(392)
	Growth CER	%	(24)	(17)	(35)	9	30	(16)

Total Pharmaceuticals and Vaccines	Q4 2011	£m	5,710	1,399	1,452	1,067	159	1,951	34
	Q4 2010 (restated)	£m	5,930	1,491	1,555	1,024	109	1,969	33
	Growth CER	%	(3)	(4)	(5)	3	47	—

Consumer Healthcare	Q4 2011	£m	1,268	482	475	40	—	271	21
	Q4 2010 (restated)	£m	1,267	477	474	42	29	303	24
	Growth CER	%	3	4	1	(5)	(97)	(6)

Corporate and other unallocated costs	Q4 2011	£m	—	(5)	137	(8)	(19)	(143)
	Q4 2010 (restated)	£m	—	12	2,260	17	(20)	(2,309)
	Growth CER	%	—	>(100)	(92)	(24)	(5)	(92)

Results before major restructuring	Q4 2011	£m	6,978	1,876	2,064	1,099	140	2,079	30
	Q4 2010 (restated)	£m	7,197	1,980	4,289	1,083	118	(37)	(1)
	Growth CER	%	(2)	(3)	(50)	2	20	>100

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				37

PRESS RELEASE

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2010.

At 31 December 2011, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £2.8 billion. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the Annual Report 2010 (as previously updated by the Legal matters section of the Results Announcements for Q1, Q2 and Q3 2011) are as follows:

On 3 November 2011, the Group announced that it had reached an agreement in principle with the US Government to conclude the Group’s most significant ongoing US federal investigations, specifically, the investigation into the Group’s sales and marketing practices begun in 2004; the US Department of Justice’s investigation of possible inappropriate use of the nominal price exception under the Medicaid Rebate Program; and the Department of Justice’s investigation of the development and marketing of Avandia, for a settlement payment of $3 billion. The final settlement, which is expected to address civil and criminal liabilities, remains subject to negotiation of specific terms and is expected to be finalised in 2012. The amount of the settlement is covered by the Group’s existing provisions and will be funded through existing cash resources.

On 9 November 2011, the Group received notice that Sandoz, Inc. had filed an Abbreviated New Drug Application (‘ANDA’) with a Paragraph IV certification for Veramyst (fluticasone furoate) Nasal Spray, challenging the three patents listed in the Orange Book for Veramyst as invalid, unenforceable, or not infringed. All three patents expire in 2021. On 23 December 2011, the Group filed suit against Sandoz in the US District Court for Delaware on all three patents. A stay against FDA approval of Sandoz’s generic product will be in place until the earlier of a court decision adverse to the Group or at least May 2014.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2010. There have been no material changes to tax matters since the publication of the Annual Report.

Tax on profit before major restructuring charges amounted to £2,354 million and represented an effective tax rate of 28.4% (2010: 34.3%). Excluding the impact of the tax on the disposal of the Quest shares, the tax rate was approximately 26.2%, and benefited from early realisation of some of the Group’s tax strategies, in line with the objective of reducing the Group’s core tax rate to around 25% by 2014. In 2012, we expect the core tax rate to be around 26% (2011: 25.9%) – see page 41. The charge for taxation on total profits amounted to £2,240 million and represented an effective tax rate of 29.1% (2010: 41.3%). The Group’s balance sheet at 31 December 2011 included a tax payable liability of £1,643 million and a tax recoverable asset of £85 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				38

PRESS RELEASE

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement containing condensed financial information for the three and twelve months ended 31 December 2011 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority. The Results Announcement should be read in conjunction with the Annual Report 2010, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2010.

The income statement, statement of comprehensive income, cash flow statement and statement of changes in equity for the year ended 31 December 2011 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2011.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31 December 2010 has been derived from the full Group accounts published in the Annual Report 2010, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2011	2010	Q4 2011	Q4 2010
Average rates:
US$/£	1.61	1.55	1.61	1.58
Euro/£	1.15	1.16	1.18	1.16
Yen/£	128	136	122	130

Period end rates:
US$/£	1.55	1.56	1.55	1.56
Euro/£	1.20	1.17	1.20	1.17
Yen/£	120	127	120	127

During the year ended 31 December 2011 average Sterling exchange rates were stronger against the US Dollar, but weaker against the Euro and the Yen compared with 2010. Period end Sterling exchange rates were stronger against the Euro but weaker against the US Dollar and the Yen.

During Q4, average Sterling exchange rates were stronger against the US Dollar and the Euro but weaker against the Yen compared with the same period in 2010.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				39

PRESS RELEASE

Weighted average number of shares

	2011 millions	2010 millions
Weighted average number of shares – basic	5,028	5,085
Dilutive effect of share options and share awards	71	43

Weighted average number of shares – diluted	5,099	5,128

	Q4 2011 millions	Q4 2010 millions
Weighted average number of shares – basic	4,962	5,090
Dilutive effect of share options and share awards	64	42

Weighted average number of shares – diluted	5,026	5,132

At 31 December 2011, 4,958 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 5,091 million shares at 31 December 2010.

Net assets

The book value of net assets decreased by £918 million from £9,745 million at 31 December 2010 to £8,827 million at 31 December 2011. This reflects an increase in the pension deficit together with shares repurchased in the period in excess of profits retained. At 31 December 2011, the net deficit on the Group’s pension plans was £1,496 million compared with £1,224 million at 31 December 2010. The increase in the deficit arose from a decrease in UK asset values and decreases in the rates used to discount UK pension liabilities from 5.5% to 4.8% and US pension liabilities from 5.2% to 4.4%, partly offset by a lower long-term inflation rate.

The carrying value of investments in associates and joint ventures at 31 December 2011 was £560 million, with a market value of £765 million. Assets held for sale of £665 million at 31 December 2011 included £651 million related to the proposed disposal of the non-core OTC brands.

At 31 December 2011, the ESOP Trusts held 91 million GSK shares against the future exercise of share options and share awards. The carrying value of £492 million has been deducted from other reserves. The market value of these shares was £1,337 million.

During the year, GSK purchased £2,191 million of shares either to be held as Treasury shares or for cancellation. At 31 December 2011, the company held 501.2 million Treasury shares at a cost of £6,661 million, which has been deducted from retained earnings.

Contingent liabilities

There were contingent liabilities at 31 December 2011 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.

Annual General Meeting

The Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 3 May 2012.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				40

PRESS RELEASE

Reconciliation of cash flow to movements in net debt

	2011 £m	2010 £m
Net debt at beginning of the year	(8,859)	(9,444)

Decrease in cash and bank overdrafts	(94)	(642)
Cash inflow from liquid investments	(30)	(91)
Net (increase in)/repayment of short-term loans	(37)	1,290
Net repayment of obligations under finance leases	38	45
Debt of subsidiaries acquired	(10)	(20)
Exchange adjustments	(10)	61
Other non-cash movements	(1)	(58)

(Increase)/decrease in net debt	(144)	585

Net debt at end of the year	(9,003)	(8,859)

Reporting core performance

As announced on 1 December 2011, GSK will be introducing core measures for both operating profit and earnings per share to report the performance of the Group with effect from Q1 2012. The primary purpose of this approach is to remove the volatility created by various items such as the impairment of intangible assets, legal charges and asset disposal gains and losses, in order to provide a clearer view of the underlying performance of GSK’s core business. Transitioning to a core basis is also expected to make GSK’s reporting more comparable with the majority of its peers.

For comparative purposes, set out on pages 42 and 43 are the unaudited detailed reconciliations between the current reporting basis and the new core basis for the full year 2011 and Q4 2011.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				41

PRESS RELEASE

Income statement – Core earnings reconciliation

Year ended 31 December 2011

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m		Acquisition adjustments £m	Core results £m
Turnover	27,387									27,387
Cost of sales	(7,332)				73					(7,259)

Gross profit	20,055				73					20,128
Selling, general and administration	(8,826)	304	12		397	157				(7,956)
Research and development	(4,009)	137	97		97					(3,678)
Royalty income	309									309
Other operating income	278				23		(301)			—

Operating profit	7,807	441	109		590	157	(301)			8,803
Net finance costs	(709)				2					(707)
Profit on disposal of interest in associates	585						(585)			—
Share of after tax profits of associates and joint ventures	15									15

Profit before taxation	7,698	441	109		592	157	(886)			8,111
Taxation	(2,240)	(137)	(41)		(114)	(22)	450			(2,104)
Tax rate %	29.1%									25.9%

Profit after taxation	5,458	304	68		478	135	(436)			6,007

Profit attributable to non-controlling interests	197									197
Profit attributable to shareholders	5,261	304	68		478	135	(436)			5,810

Earnings per share	104.6p	6.0p	1.4p		9.5p	2.7p	(8.7	)p		115.5p
Weighted average number of shares (millions)	5,028									5,028

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				42

PRESS RELEASE

Income statement – Core earnings reconciliation

Three months ended 31 December 2011

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m		Acquisition adjustments £m	Core results £m
Turnover	6,978									6,978
Cost of sales	(1,895)				19					(1,876)

Gross profit	5,083				19					5,102
Selling, general and administration	(2,226)	67	(13)		162	76				(1,934)
Research and development	(1,095)	33	71		(4)					(995)
Royalty income	91									91
Other operating income	26				23		(49)			—

Operating profit	1,879	100	58		200	76	(49)			2,264
Net finance costs	(175)				1					(174)
Profit on disposal of interest in associates	1						(1)			—
Share of after tax losses of associates and joint ventures	(4)									(4)

Profit before taxation	1,701	100	58		201	76	(50)			2,086
Taxation	(417)	(30)	(25)		(46)	(10)	24			(504)
Tax rate %	24.5%									24.2%

Profit after taxation	1,284	70	33		155	66	(26)			1,582

Profit attributable to non-controlling interests	32									32
Profit attributable to shareholders	1,252	70	33		155	66	(26)			1,550

Earnings per share	25.2p	1.4p	0.7p		3.1p	1.3p	(0.5	)p		31.2p
Weighted average number of shares (millions)	4,962									4,962

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 7 February 2012, London, U.K				43